UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statement of the Prudential Conglomerate

1st Semester 2021

bradesco

(This page intentionally left blank)

Consolidated Financial Statement of the Prudential Conglomerate

Statement of Financial Position

	R$ thousand
	Note	On June 30, 2021	On December 31, 2020
Assets
Cash and due from banks	5	24,192,876	22,978,342
Financial instruments		1,212,888,753	1,182,097,164
- Interbank investments	6	116,576,082	190,604,202
- Compulsory deposits with the Brazilian Central Bank	7	85,377,496	83,757,533
- Securities	8	379,045,089	328,704,315
- Derivative financial instruments	9	29,747,639	23,905,679
- Loans	10	465,546,707	445,665,923
- Other financial instruments	11	136,595,740	109,459,512
Leases	10	2,742,488	2,646,438
Expected credit loss associated with credit risk	10	(44,264,515)	(45,199,423)
- Loans		(41,352,780)	(42,233,636)
- Leases		(61,280)	(70,468)
- Other receivables		(2,850,455)	(2,895,319)
Deferred tax assets	36	80,991,346	82,102,508
Investments in associates and jointly controlled entities	12	53,370,882	54,216,070
Premises and equipment, net	13	11,031,793	11,297,277
Intangible assets	14	31,642,774	30,725,354
Accumulated depreciation and amortization		(29,149,092)	(27,189,565)
- Premises and equipment	13	(6,441,419)	(6,444,355)
- Intangible assets	14	(22,707,673)	(20,745,210)
Other assets	15	32,520,375	32,246,419
Accumulated Impairment of Assets		(3,193,448)	(3,385,680)
Total assets		1,372,774,232	1,342,534,904

The accompanying Notes are an integral part of these Financial Statements.

3

Consolidated Financial Statement of the Prudential Conglomerate

Statement of Financial Position

	R$ thousand
	Note	On June 30, 2021	On December 31, 2020
Liabilities			-
Deposits and other financial liabilities		1,156,689,690	1,138,080,543
- Deposits from banks	16	315,905,917	297,754,653
- Deposits from customers	17	545,993,097	548,238,035
- Securities issued	18	143,653,201	153,764,739
- Subordinated debts	19	47,570,546	53,255,401
- Derivative financial instruments	9	21,230,748	17,816,827
- Other financial liabilities	20	82,336,181	67,250,888
Provisions	21	29,021,988	30,265,510
- Other reserves		29,021,988	30,265,510
Deferred income tax assets	36	5,185,633	4,144,164
Other liabilities	23	35,370,089	26,337,090
Total liabilities		1,226,267,400	1,198,827,307
Shareholders’ equity	24		-
Capital		83,100,000	79,100,000
Treasury shares		(226,449)	(440,514)
Capital reserves		11,441	11,441
Profit reserves		61,100,338	59,405,815
Other comprehensive income		2,502,827	5,625,898
Equity attributable to controlling shareholders		146,488,157	143,702,640
Non-controlling shareholders	25	18,675	4,957
Total equity		146,506,832	143,707,597
Total equity and liabilities		1,372,774,232	1,342,534,904

The accompanying Notes are an integral part of these Financial Statements.

4

Consolidated Financial Statement of the Prudential Conglomerate

Income Statement

	Note	R$ thousand
		Six months ended on June 30
		2021	2020
Revenue from financial intermediation		47,605,999	38,547,089
- Loans	10	35,863,840	37,359,319
- Leases	10	99,966	87,554
- Net gain or (loss) with Securities	9	12,157,827	16,053,455
- Net gain or (loss) from derivative financial instruments	9	529,806	(19,951,597)
- Net gain or (loss) with Foreign exchange income	11	(487,745)	4,493,107
- Net gain or (loss) with Reserve requirement	7	937,998	1,278,272
- Sale or transfer of financial assets		(1,495,693)	(773,021)
Expenses from financial intermediation		(12,284,308)	(48,741,796)
- Open market funding	19	(12,880,961)	(16,166,951)
- Borrowing and on-lending	15	596,653	(32,574,845)
Net revenue from financial intermediation		35,321,691	(10,194,707)
Expected Credit Loss Associated with Credit Risk expense	10	(7,458,275)	(15,549,313)
- Loans		(7,276,460)	(15,728,614)
- Leases		8,017	47,709
- Other receivables		(189,832)	131,592
Gross income from financial intermediation		27,863,416	(25,744,020)
Net other operating income (expenses)		(10,827,822)	14,281,233
- Fee and commission income	26	9,367,516	8,819,426
- Income from banking fees	26	3,965,817	4,070,835
- Personnel expenses	27	(8,756,831)	(8,685,451)
- Other administrative expenses	28	(10,452,287)	(10,519,421)
- Tax expenses	29	(3,000,523)	(1,773,647)
Result of Investments in Subsidiaries/Associates and Jointly Controlled Companies	12	1,670,566	26,625,312
- Other operating income	30	3,098,486	2,672,100
- Other operating expenses	31	(5,926,866)	(6,212,668)
- Provision (expenses)/reversals	22	(793,700)	(715,253)
- Labor		(426,371)	(289,676)
- Tax		309,893	(7,262)
- Civil		(572,340)	(75,163)
- Others		(104,882)	(343,152)
Operating profit/(loss)		17,035,594	(11,462,787)
Non-operating income/(expense)	32	(92,877)	(33,718)
Income/(loss) before income taxes and non-controlling interests		16,942,717	(11,496,505)
Income taxes	36	(4,803,498)	18,392,255
Non-controlling interests in subsidiaries		(12,157)	(7,609)
Net income		12,127,062	6,888,141

Net income attributable to shareholders:
Controlling shareholders		12,127,062	6,888,141
Non-controlling shareholders		12,157	7,609

Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):
- Earnings per common share	24	1.19	0.68
- Earnings per preferred share	24	1.31	0.74

The accompanying Notes are an integral part of these Financial Statements.

5

Consolidated Financial Statement of the Prudential Conglomerate

Changes in Shareholders’ Equity

Events	R$ thousand
	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory
Balance on December 31, 2019	75,100,000	11,441	9,623,394	42,783,815	6,645,085	(440,514)	-	133,723,221
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Asset valuation adjustments (1)	-	-	-	-	(3,168,156)	-	-	(3,168,156)
Net income	-	-	-	-	-	-	6,888,141	6,888,141
Allocations:
- Reserves	-	-	344,407	4,234,180	-	-	(4,578,587)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(2,309,554)	(2,309,554)
Balance on June 30, 2020	79,100,000	11,441	9,967,801	43,017,995	3,476,929	(440,514)	-	135,133,652

Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of Treasury Shares	-	-	-	(440,514)	-	440,514	-	-
Acquisition of treasury shares	-	-	-	-	-	(226,449)	-	(226,449)
Asset valuation adjustments (1)	-	-	-	-	(3,123,071)	-	-	(3,123,071)
Net income	-	-	-	-	-	-	12,127,062	12,127,062
Allocations:	-	-	-	-	-	-
- Reserves	-	-	606,353	5,528,684	-	-	(6,135,037)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(5,992,025)	(5,992,025)
Balance on June 30, 2021	83,100,000	11,441	11,057,075	50,043,263	2,502,827	(226,449)	-	146,488,157

(1) Includes the effects of exchange rate variations related to the conversion of investments abroad. The accompanying Notes are an integral part of these Financial Statements.

6

Consolidated Financial Statement of the Prudential Conglomerate

Statement of Added Value

Description	R$ thousand
	Six months ended on June 30
	2021	%	2020	%
1 – Revenue	49,766,100	166.5	31,598,498	14,617.8
1.1) Financial intermediation	47,605,999	159.2	38,547,089	17,832.3
1.2) Fees and commissions	13,333,333	44.6	12,890,261	5,963.2
1.3) Expected Credit Loss Associated with Credit Risk expense	(7,458,275)	(24.9)	(15,549,313)	(7,193.3)
1.4) Other	(3,714,957)	(12.4)	(4,289,539)	(1,984.4)
2 – Financial intermediation expenses	(12,284,308)	(41.1)	(48,741,796)	(22,548.5)
3 – Inputs acquired from third parties	(6,597,032)	(22.1)	(6,856,668)	(3,172.0)
Outsourced services	(2,026,330)	(6.8)	(2,055,938)	(951.1)
Data processing	(1,205,223)	(4.0)	(1,113,812)	(515.3)
Communication	(614,605)	(2.1)	(640,639)	(296.4)
Asset maintenance	(606,884)	(2.0)	(603,414)	(279.1)
Financial system services	(512,088)	(1.7)	(503,549)	(232.9)
Advertising and marketing	(337,545)	(1.1)	(405,973)	(187.8)
Security and surveillance	(298,718)	(1.0)	(370,826)	(171.5)
Transport	(310,536)	(1.0)	(333,260)	(154.2)
Material, water, electricity and gas	(222,600)	(0.7)	(264,949)	(122.6)
Travel	(11,773)	-	(47,229)	(21.8)
Other	(450,730)	(1.5)	(517,079)	(239.2)
4 – Gross added value (1-2-3)	30,884,760	103.3	(23,999,966)	(11,102.7)
5 – Depreciation and amortization	(2,657,568)	(8.9)	(2,409,182)	(1,114.5)
6 – Net added value produced by the entity (4-5)	28,227,192	94.4	(26,409,148)	(12,217.2)
7 – Added value received through transfer	1,670,566	5.6	26,625,312	12,317.2
Share of profit of controlled/associates and jointly controlled companies	1,670,566	5.6	26,625,312	12,317.2
8 – Added value to distribute (6+7)	29,897,758	100.0	216,164	100.0
9 – Added value distributed	29,897,758	100.0	216,164	100.0
9.1) Personnel	7,692,805	25.7	7,571,420	3,502.6
Salaries	4,479,343	15.0	4,382,768	2,027.5
Benefits	2,018,738	6.8	2,120,998	981.2
Government Severance Indemnity Fund for Employees (FGTS)	366,821	1.2	384,687	178.0
Other	827,903	2.8	682,967	315.9
9.2) Tax, fees and contributions	8,868,047	29.7	(15,504,577)	(7,172.6)
Federal	8,230,835	27.5	(16,127,594)	(7,460.8)
State	5,879	-	242	0.1
Municipal	631,333	2.1	622,775	288.1
9.3) Remuneration for providers of capital	1,197,687	4.0	1,253,571	579.9
Rental	856,336	2.9	869,327	402.2
Asset leases	341,351	1.1	384,244	177.8
9.4) Added Value distributed to shareholders	12,139,219	40.6	6,895,750	3,190.1
Interest on Shareholders’ Equity/Dividends paid and/or provisioned	5,992,025	20.0	2,309,554	1,068.4
Retained earnings	6,135,037	20.5	4,578,587	2,118.1
Non-controlling interests in retained earnings	12,157	-	7,609	3.5

The accompanying Notes are an integral part of these Financial Statements.

7

Consolidated Financial Statement of the Prudential Conglomerate

Statement of Cash Flow

	R$ thousand
	Six months ended on June 30
	2021	2020
Cash flow from operating activities:
Income/(Loss) before income taxes and non-controlling interests	16,942,717	(11,496,505)
Adjustments for:	6,139,593	(14,199,832)
- Effect of changes in exchange rates in cash and cash equivalents	229,404	(1,903,871)
- Allowance for loan losses	7,458,275	15,549,313
– Depreciation and amortization	2,657,568	2,409,182
- Constitution of Asset Impairment Losses	232,665	59,502
- Expenses with civil, labor and tax provisions	1,293,278	1,274,174
- Result of Investments in Subsidiaries/Associates and Jointly Controlled Companies	(1,670,566)	(26,625,312)
- Loss on sale of fixed assets	28,208	14,021
- (Gain)/Loss on Sale of Non-Financial Assets Held for Sale	(60,818)	25,909
- Foreign exchange variation of assets and liabilities overseas/Other	(4,028,421)	(5,002,750)
(Increase)/Decrease in interbank investments	(15,423,842)	(186,010)
(Increase)/Decrease in reserve requirement - Central Bank	(1,619,963)	9,627,682
(Increase)/Decrease in trading securities and derivative financial instruments	(9,332,188)	(2,179,790)
(Increase)/Decrease in loans and leases	(28,553,168)	(54,299,641)
(Increase)/Decrease in Deferred income tax assets	(1,175,879)	(1,362,142)
(Increase)/decrease in other assets	(266,885)	384,136
(Increase)/Decrease in Other financial instruments	(26,759,425)	8,327,074
Increase/(Decrease) in Deposits and other financial instruments	30,991,618	154,196,995
Increase/(Decrease) in Deferred income tax liabilities	(1,474,988)	(1,574,956)
Increase/(Decrease) in Provisions	(2,536,800)	(2,408,962)
Increase/(decrease) in other liabilities	9,244,202	27,196,833
Income tax and social contribution paid	(2,598,824)	(897,714)
Net cash provided by/(used in) operating activities	(26,423,832)	111,127,168
Cash flow from investing activities:
Maturity of and interest on held-to-maturity securities	2,161,763	30,048,273
Sale of/maturity of and interest on available-for-sale securities	64,039,430	41,618,032
Proceeds from Non-Financial Assets Held for Sale	302,107	190,256
Sale of investments	-	1,956
Sale of premises and equipment	132,806	391,051
Purchases of available-for-sale securities	(104,064,173)	(43,069,510)
Purchases of held-to-maturity securities	-	(18,491,475)
Purchase of premises and equipment	(523,795)	(832,298)
Intangible asset acquisitions	(1,206,378)	(969,452)
Dividends and interest on shareholders’ equity received	8,138	79,299
Net cash provided by/(used in) investing activities	(39,150,102)	8,966,132
Cash flow from financing activities:
Securities issued	41,056,607	39,068,011
Settlement and interest payments of funds from issuance of securities	(53,125,105)	(59,347,299)
Subordinated debt issuance	2,747,400	-
Settlement and interest payments of subordinated debts	(8,951,289)	(1,099,682)
Interest on shareholders’ equity paid	(3,936,815)	(715,628)
Non-controlling interest	1,561	(8,875)
Acquisition of treasury shares	(226,449)	-
Net cash provided by/(used in) financing activities	(22,434,090)	(22,103,473)
Net increase/(decrease) in cash and cash equivalents	(88,008,024)	97,989,827
Cash and cash equivalents - at the beginning of the period	189,954,270	61,399,815
Effect of changes in exchange rates in cash and cash equivalents	(229,404)	1,903,871
Cash and cash equivalents - at the end of the period	101,716,842	161,293,513
Net increase/(decrease) in cash and cash equivalents	(88,008,024)	97,989,827

The accompanying Notes are an integral part of these Financial Statements.

8

Consolidated Financial Statement of the Prudential Conglomerate

Index of Notes

Notes to Financial Statements of the Prudential Conglomerate are as follows:

Page

1)	OPERATIONS	10
2)	PRESENTATION OF THE FINANCIAL STATEMENTS	10
3)	SIGNIFICANT ACCOUNTING PRACTICES	12
4)	USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS	20
5)	CASH AND CASH EQUIVALENTS	22
6)	INTERBANK INVESTMENTS	22
7)	COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK	23
8)	SECURITIES	24
9)	DERIVATIVE FINANCIAL INSTRUMENTS	28
10)	LOANS	35
11)	OTHER FINANCIAL INSTRUMENTS	45
12)	INVESTMENTS IN SUBSIDIARIES/ASSOCIATES AND JOINTLY CONTROLLED COMPANIES	47
13)	PREMISES AND EQUIPMENT	48
14)	INTANGIBLE ASSETS	48
15)	OTHER ASSETS	49
16)	DEPOSITS FROM BANKS	50
17)	DEPOSITS FROM CUSTOMERS	52
18)	SECURITIES ISSUED	52
19)	SUBORDINATED DEBT	53
20)	OTHER FINANCIAL LIABILITIES	54
21)	PROVISIONS	54
22)	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY	55
23)	OTHER LIABILITIES	59
24)	SHAREHOLDERS’ EQUITY (PARENT COMPANY)	59
25)	NON-CONTROLLING INTERESTS IN SUBSIDIARIES	61
26)	FEE AND COMMISSION INCOME	61
27)	PAYROLL AND RELATED BENEFITS	61
28)	OTHER ADMINISTRATIVE EXPENSES	62
29)	TAX EXPENSES	62
30)	OTHER OPERATING INCOME	62
31)	OTHER OPERATING EXPENSES	62
32)	NON-OPERATING INCOME (LOSS)	63
33)	RELATED-PARTY TRANSACTIONS	64
34)	RISK AND CAPITAL MANAGEMENT	66
35)	EMPLOYEE BENEFITS	72
36)	INCOME TAX AND SOCIAL CONTRIBUTION	73
37)	OTHER INFORMATION	75

9

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco), Institution leading conglomerate Prudential, is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s / n, in the city of Osasco, State of São Paulo, Brazil, that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)	PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4,280/13 of the National Monetary Council (CMN) and additional rules of the Brazilian Central Bank (Bacen). Thus, specific requirements were applied when consolidating the financial statements of Bradesco, its foreign branches, subsidiaries and investment funds. These requirements are not necessarily the same as those established by corporate law.

These consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), pursuant to CMN Resolution No. 4,720/19 and Bacen Resolution No. 2/20. The main objective of this standard is to bring similarity with the presentation guidelines of the financial statements in accordance with the international accounting standards, International Financial Reporting Standards (IFRS). The main changes implemented were: statement of financial position accounts are presented in order of liquidity and enforceability; statement of financial position balances for the period and the other statements are presented in comparison with the end of the previous fiscal year. The changes implemented by the new standard did not impact Net Income or Shareholders’ Equity.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting policies have been applied in a consistent manner in all period presented.

For the preparation of these consolidated financial statements, equity interests, balances of balance sheet accounts, revenues, expenses and unrealized gains were eliminated and net income and shareholders’ equity attributable to the non-controlling shareholders were accounted for in a separate line. Investments in companies in which shareholding control is shared with other shareholders are accounted for using the equity method. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the intangible assets caption (Note 14a).

The financial statements include estimates and assumptions, which are reviewed at least annually, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets.

Certain figures included in this report have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Throughout the financial statements, we indicate that certain information is available on different websites managed by Bradesco. None of the information contained on the websites referred to or referenced in this report is part or is incorporated by reference in this document.

10

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers on August 27, 2021.

Below are the significant directly and indirectly owned companies and investment funds included in the financial statements of the Prudential Conglomerate:

	Activity	Equity interest

		On June 30, 2021	On December 31, 2020
Financial Institutions
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco Argentina S.A.U (1)	Banking	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (1)	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (2)	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
Bradesco Securities Hong Kong Limited (1)	Brokerage	100.00%	100.00%
Bradesco Securities, Inc. (1)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	Brokerage	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (3)	Cards	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Banking	100.00%	100.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	Asset management	100.00%	100.00%
Serel Participações em Imóveis S.A.	Asset management	100.00%	100.00%
BAC Flórida Bank (4)	Banking	100.00%	100.00%
BAC Flórida Investments (4)	Investment bank	100.00%	100.00%
Consortium Management
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Payment Institutions
Alvorada Administradora de Cartões Ltda.	Services	100.00%	100.00%
Bankpar Consultoria e Serviços Ltda.	Services	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
BITZ Serviços Financeiros S.A.	Services	100.00%	100.00%
Securitization Companies
Alvorada Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%	100.00%
Alvorada Serviços e Negócios Ltda.	Credit acquisition	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
RCB Investimentos S.A.	Holding	65.00%	65.00%
RCB Portfolios Ltda.	Resource Manager	100.00%	100.00%
Itapeva Recuperação de Créditos Ltda.	Credit Recoverer	100.00%	100.00%
Investment Funds (5)
Bradesco F.I. Referenciado DI Uniao	Investment Fund	88.20%	87.70%
Bradesco F.I.C.F.I. Referenciado DI Galáxia	Investment Fund	100.00%	100.00%
Alpha F.I. Mult. Créd. Priv. Inv. no Exterior	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Pioneiro	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Andromeda	Investment Fund	100.00%	100.00%
BRAM FI RF Referenciado DI	Investment Fund	100.00%	100.00%
11

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

	Activity	Equity interest

		On June 30, 2021	On December 31, 2020
Fundo de Investimento Referenciado DI GJ	Investment Fund	100.00%	100.00%
FI RF Referenciado DI GJ BRA	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior RV LOCAL	Investment Fund	100.00%	100.00%
Bradesco FII F.I. Referenciado Cred.Privado	Investment Fund	100.00%	100.00%

(1) The functional currency of these companies abroad is the Real;

(2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(3) The functional currency of this company is the Mexican Peso;

(4) The functional currency of these companies abroad is the Dollar; and

(5) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3)      SIGNIFICANT ACCOUNTING PRACTICES

a)	Functional and presentation currencies

Financial statements of Prudential Conglomerate are are presented in Brazilian reais, which is also Bradesco’s functional currency. Real is the functional currency for Foreign branches and subsidiaries, except for Mexico which the functional currency is Mexican Pesos and BAC Florida which functional currency is US Dollar.

Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, therefore, there are the real as the functional currency and assets, liabilities and income are adjusted pursuant to the accounting politicies in Brazil and converted into reais according to the exchange rate of the local currency. The effects of convertion of foreign investiments which the functional currency is other than Real are recorded in Equity under the Asset valuation adjustments caption.

b)	Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

c)	Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d)	Financial instruments

I.	Interbank investments

12

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Repurchase agreements are recorded at acquisition cost, plus income earned up to the balance sheet date, less a provision for devaluation, when applicable.

The composition, terms and income earned from interbank investments are presented in Note 6.

II.	Securities – Classification

•	Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•	Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•	Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8.

III.	Impairment of Financial Assets

The balances of the securities classified in the securities available for sale and securities held to maturity categories are reviewed to determine whether there is any indication of impairment loss - Impairment.

When an impairment loss is identified, we recognize an expense in income for the year. This occurs when the book value of the asset exceeds its recoverable value.

In order to calculate the recoverable amount, the estimate of loss is made by models using observable data or by judgment based on the experience of our Organization.

The composition of Impairment for Securities is presented in Note 8d.

IV.	Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

13

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

•	Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•	Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

•	Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 9.

e)	Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk) considering, among other things, the delay levels (as described in table below); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors.

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

14

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Renegotiated operations are maintained at least at the same rating in which they were classified on the date of renegotiation.

As permitted by Resolution No. 4,803/20 issued by CMN, as amended by Resolution No. 4,855/20, renegotiated operations from March 1 to December 31, 2020 may be maintained at the same level as they were classified on February 29, 2020, except: (a) operations with a delay of 15 days or more on February 29, 2020; and (b) transactions with evidence of the counterparty's inability to honor the obligation under the new conditions agreed.

Considering the provisions of the CMN Resolution No. 4,846/20, for loans in the scope of the Emergency Employment Support Program (PESE) the provision is being calculated only on the portion of the loan whose risk is assumed by the Organization, the amount of the provision related to each risk level is presented in Note 9c (IV).

Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provisions for expected losses associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

f)	Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Deferred tax assets” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Deferred taxes”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019. In November 2019, Constitutional Amendment No. 103 was enacted, which establishes in Article 32, the increase in the social contribution rate on the net profit of “Banks” from 15% to 20%, effective from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

15

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 36.

g)    Investments

i. Acquisition of investments

The accounting entry is made at the acquisition cost, broken down into: I - book value in accordance with accounting rules applicable to financial instutitions authorized to operate by Bacen; and II - goodwill or negative goodwill on the acquisition of the investment, which is the difference between the acquisition cost and the book value of the net assets acquired.

ii. Associates, Controlled and Jointly Controlled Entities

Investments in controlled and associates companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

The amount of goodwill for associates and jointly controlled entities is presented together with the respective investment, while for controlled companies it is presented as intangible assets.

In the consolidated financial statements, the assets and liabilities of the controlled companies are consolidated at their book value.

The composition of controlled, associates and jointly controlled companies are disclosed in Note 12.

h)	Premises and equipment

Relates to the tangible assets used by the Bank in its activities.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, are disclosed in Note 13.

i)	Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•	Acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable;

•	Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits; and
16

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

•	Goodwill on acquisition of investments: constituted by the difference between the acquisition cost and the book value of the shares is amortized over the estimated time in which the asset should contribute, directly or indirectly, to the future cash flow.

Intangible assets and the movement in these balances by class are presented in Note 14.

j)	Other assets

Other assets include taxes to be offset relating to income tax and social contribution credits from previous years and prepayments made but not yet utilized in the current period.

Also classified in this group are prepaid expenses that represent the application of funds in advance payments, whose rights to benefits or provision of services will occur in future periods, being recorded in the income statement on an accrual basis are classified as other assets.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Income Statement according to the terms and the amount of expected benefits and directly recognized in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In addition, presented as other assets, there are non-financial assets held for sale, which are goods received in full or partial settlement of distressed loans not intended for own use and own assets for use that will be settled by their sale, which are available for immediate sale and whose disposal is highly probable within the period of one year. The goods received are registered by the lower value between: the fair value of the good, net of sales expenses and the gross book value of the related distressed loan. The own goods are recorded at the lower value between: the fair value of the good, net of sales expenses and its book value, net of provisions for impairment and of accumulated depreciation or amortization.

The composition of Other Assets is presented in Note 15.

k)   Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

17

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

The Organization’s corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

l)	Deposits and other financial instruments

I.	Securities sold under agreements to repurchase, borrowing and on-lending, deposits from customers, securities issued and subordinated debt

They are measured at cost plus, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value.

The composition of these accounts is shown in Notes 16, 17, 18 and 19.

II.	Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in profit or loss over the term of the transaction, according to Note 18.

m) Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 - Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and in accordance with Circular Letter nº 3,429/10:

•	Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•	Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•	Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•	Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

18

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, is presented in Note 22.

n)   Post–employment benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,877/2020.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization’s net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the standard accounting.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the result.

Details on employee benefits are presented in Note 35.

o)	Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•	Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•	Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 37 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 4,818/2020.

19

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

p)   Recurring and non-recurring net income

Non-recurring income is the income that is related to the atypical activities of the institution and is not expected to occur with frequency in future years. Recurring revenue corresponds to typical activities of the institution and has the predictability of occurring frequently in future years. Recurring and non-recurring revenues are presented in note 37b.

4)    USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next fiscal year, in which the best premises are determined according to the applicable standard.

Such estimates and judgments are continually valued and based on our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next fiscal year, with the possibility of the effective results being different to those established previously, are disclosed below and are related to the following notes:

Accounting estimates and judgments	Note
● Fair value of financial instruments	8, 9, 34 and 37a
● Allowance for expected credit loss associated with credit risk	9
● Impairment of financial assets	8
● Impairment of intangible assets and goodwill	14
● Taxes on profits	36
● Contingent provisions	22

I.	Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets classified as trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument corresponds to the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

These financial instruments are categorized in a hierarchy which is based on the lowest level of information, and significant to the fair value measurement. For instruments classified as Level 3, Bradesco’s uses a significant amount of judgment to arrive at fair market value metrics. The decisions is based on knowledge and on the observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying the judgment, the Organization’s analyze a series of prices and the volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in modeling processes or with third parties. Based on these factors, Bradesco’s determined whether fair values are observable in active markets or if markets are inactive.

The imprecision of the estimate of unobservable market information can impact the gain or loss that is recorded for a given position. Furthermore, although the Organization’s believe that the assessment methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value that is different on the date of disclosure.

20

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

II.	Allowance for expected credit loss associated with credit risk

The measurement of the expected credit loss associated with credit risk requires the use of quantitative models and suppositions about the future economic conditions and credit behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the allowance for expected credit loss associated with credit risk, such as:

• Determine the criteria for the classification of credit operations;

• Select quantitative models and assumptions suitable for the measurement of the expected loan losses; and

• Group together similar loan operations in order to measure the loan losses.

The process of determining the level of allowance for loan losses requires estimates and the use of judgment. Losses in subsequent periods may differ from initial calculations that are based on current estimates and assumptions.

III.	Impairment of financial assets

The measurement of the impairment of financial assets requires the use of complex quantitative models and suppositions about future economic conditions, credit behavior and their guarantees.

Several significant judgments are also required to apply the accounting requirements for the measurement of the impairment, such as:

• Determine the criteria to measure the value of the guarantees related to each security;

• Select quantitative models and assumptions suitable for the measurement of the impairment; and

• Establish different prospective scenarios and their assumptions.

The process of determining the impairment requires estimates and the use of judgment. Actual losses in subsequent periods may differ from initial calculations based on such estimates and assumptions.

IV.	Impairment of intangible assets and goodwill

The Organization analyzes, at least annually, whether the book value of intangible assets and goodwill (including goodwill identified in the acquisition of affiliates and jointly controlled companies) was impaired. The first step in the process is identifying the independent cash generating units (CGUs) and their allocations of goodwill. A CGU’s book value, including allocated goodwill, is then compared to its value in use to see whether there is impairment. If a cash-generating unit’s value in use is less than its book value, goodwill is impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competition and regulatory change). Calculations are based on discounted cash flows before tax at an interest rate that is adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

21

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

V.	Taxes on profits

The determination of our income tax liability (including social contribution) is a complex task that is related to analysis of our deferred tax assets and liabilities and payable income tax. In general, our assessment requires us to estimate the future amounts of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required, to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based on the technical merits. Judgment is also required to determine the value of a benefit which is eligible for recognition in our consolidated financial statements.

Additionally, we monitor the interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating income for any given period.

VI.	Contingent provisions

The provisions are regularly reviewed, and formed, whenever the loss is considered probable, taking into account the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous cases, the complexity and the pronouncements of Courts.

5)    CASH AND CASH EQUIVALENTS

	R$ thousand
	On June 30, 2021	On December 31, 2020
Cash and due from banks in domestic currency	18,319,300	17,408,794
Cash and due from banks in foreign currency	5,873,390	5,568,512
Investments in gold	186	1,036
Total cash and due from banks	24,192,876	22,978,342
Interbank investments (1)	77,523,966	166,975,928
Total cash and cash equivalents	101,716,842	189,954,270
(1)	It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

6)	INTERBANK INVESTMENTS

a)   Breakdown and maturity

	R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360 days	On June 30, 2021	On December 31, 2020
	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	14,929,480	8,679,389	-	-	23,608,869	29,009,834
● Financial treasury bills	212,826	403,813	-	-	616,639	2,354,661
● National treasury notes	8,387,548	8,248,257	-	-	16,635,805	20,337,218
● National treasury bills	3,757,432	27,319	-	-	3,784,751	5,013,122
● Other	2,571,674	-	-	-	2,571,674	1,304,833
Funded position	65,715,665	2,789,136	-	-	68,504,801	144,319,002
● National treasury notes	32,920,086	2,789,136	-	-	35,709,222	31,720,823
● Financial treasury bills	-	-	-	-	-	109,161,526
22

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

	R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360 days	On June 30, 2021	On December 31, 2020
	days	days	days
● National treasury bills	32,795,579	-	-	-	32,795,579	3,436,653
Unrestricted position	4,881,243	6,473,535	-	-	11,354,778	5,857,577
● National treasury bills	4,881,243	6,473,535	-	-	11,354,778	5,857,577
Subtotal	85,526,388	17,942,060	-	-	103,468,448	179,186,413
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	1,624,135	3,593,582	2,458,130	5,449,100	13,124,947	11,422,541
● Allowance for losses	-	(2,819)	(7,302)	(7,192)	(17,313)	(4,752)
Subtotal	1,624,135	3,590,763	2,450,828	5,441,908	13,107,634	11,417,789
Total on June 30, 2021	87,150,523	21,532,823	2,450,828	5,441,908	116,576,082
%	74.7	18.5	2.1	4.7	100.0
Total on December 31, 2020	167,037,492	15,197,711	2,915,463	5,453,536		190,604,202
%	87.6	8.0	1.5	2.9		100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	R$ thousand
	Six months ended on June 30
	2021	2020
Income from investments in purchase and sale commitments:
• Own portfolio position	406,937	288,914
• Funded position	1,491,451	1,590,498
• Unrestricted position	1,459,590	1,472,958
Subtotal	3,357,978	3,352,370
Income from interest-earning deposits in other banks	175,540	240,176
Total (Note 9f III)	3,533,518	3,592,546

7)      COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a)   Reserve requirement

	R$ thousand
	Remuneration	On June 30, 2021	On December 31, 2020
Compulsory deposit – demand deposits	not remunerated	11,150,240	9,857,922
Compulsory deposit – savings deposits	savings index	19,707,278	19,524,472
Compulsory deposit – time deposits	Selic rate	54,519,978	54,375,139
Total		85,377,496	83,757,533

For more information on compulsory deposits see Note 37 f.

b)   Revenue from reserve requirement

	R$ thousand
	Six months ended on June 30
	2021	2020
Reserve requirement – Bacen (Compulsory deposit)	936,547	1,274,927
Reserve requirement – SFH (1)	1,451	3,345
Total	937,998	1,278,272
(1)	Deposits requirement to SFH (Housing Finance System) are recorded under the caption “Other assets”.

23

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

8)      SECURITIES

Information on securities as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	R$ thousand
	On June 30, 2021%		On December 31, 2020%
Trading securities	61,390,747	16.2	54,486,599	16.6
- Government securities	52,012,204	13.7	47,338,471	14.4
- Corporate securities	9,378,543	2.5	7,148,128	2.2
Available-for-sale securities (2)	252,352,081	66.6	208,948,127	63.5
- Government securities	150,554,433	39.7	112,145,304	34.1
- Corporate securities	101,797,648	26.9	96,802,823	29.4
Held-to-maturity securities (2)	65,302,261	17.2	65,269,589	19.9
- Government securities	59,499,217	15.7	58,367,248	17.8
- Corporate securities	5,803,044	1.5	6,902,341	2.1
Total	379,045,089	100.0	328,704,315	100.0

- Government securities	262,065,854	69.1	217,851,023	66.3
- Corporate securities	116,979,235	30.9	110,853,292	33.7
Total	379,045,089	100.0	328,704,315	100.0
24

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

b)	Consolidated classification by category, maturity and operating segment

I)	Trading securities
Securities	R$ thousand
	On June 30, 2021							On December 31, 2020
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment

Financial treasury bills	-	1,425,227	3,249,586	10,889,698	15,564,511	15,570,455	(5,944)	14,038,511	(29,041)
National treasury notes	-	-	-	19,378,766	19,378,766	19,239,641	139,125	22,817,806	243,032
Financial bills	-	138,937	108,405	143,740	391,082	392,272	(1,190)	242,525	(49,562)
Debentures	402	288	602	849,037	850,329	909,736	(59,407)	834,070	(203,948)
National treasury bills	4,234,445	3,537,925	5,190,297	3,302,614	16,265,281	16,300,139	(34,858)	9,182,993	16,798
Brazilian foreign debt securities	-	-	74,084	180,631	254,715	255,069	(354)	725,515	24,314
Other	4,189,444	757,277	70,799	3,668,543	8,686,063	8,631,838	54,225	6,645,179	57,115
Total	8,424,291	5,859,654	8,693,773	38,413,029	61,390,747	61,299,150	91,597	54,486,599	58,708

II)	Available-for-sale securities
Securities (2)	R$ thousand
	On June 30, 2021							On December 31, 2020
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment

National treasury bills	6,574,497	22,792,152	37,462,940	17,639,330	84,468,919	84,516,449	(47,530)	65,371,659	1,786,777
Debentures	3,432,574	3,314,100	3,133,093	56,594,709	66,474,476	66,929,309	(454,833)	64,259,489	(2,420,550)
National treasury notes	-	-	-	16,972,833	16,972,833	16,893,968	78,865	28,820,736	1,061,917
Foreign corporate securities	56,855	25,060	-	6,012,043	6,093,958	5,845,978	247,980	6,653,994	329,095
Shares	3,940,462	-	-	-	3,940,462	4,083,956	(143,494)	3,402,217	(114,379)
Foreign government bonds	1,496,140	5,310,583	1,314,590	229,151	8,350,464	8,358,194	(7,730)	6,508,219	7,185
Certificates of real estate receivables	-	-	1,845	1,739,368	1,741,213	1,692,088	49,125	1,686,696	(74,137)
Brazilian foreign debt securities	-	-	-	8,223,038	8,223,038	7,963,456	259,582	9,572,373	350,269
Financial treasury bills	-	49,252	440,193	32,021,556	32,511,001	32,471,880	39,121	1,841,854	(9,719)
Promissory Notes	3,755	145,896	1,204,280	2,377,215	3,731,146	3,604,852	126,294	7,167,074	94,332
Other	3,573,269	1,604,024	2,083,669	12,583,609	19,844,571	19,939,934	(95,363)	13,663,816	(64,570)
Subtotal	19,077,552	33,241,067	45,640,610	154,392,852	252,352,081	252,300,064	52,017	208,948,127	946,220
Accounting Hedge (Note 9f II) (1)	-	-	-	-	-	-	69,185	-	(792,271)
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	1,124,118	-	1,356,329
Total	19,077,552	33,241,067	45,640,610	154,392,852	252,352,081	252,300,064	1,245,320	208,948,127	1,510,278

25

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

III)	Held-to-maturity securities
Securities (2)	R$ thousand
	On June 30, 2021							On December 31, 2020
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for

National treasury bills	11,167,165	-	17,362,481	13,065,301	41,594,947	41,289,276	(305,671)	40,189,771	1,251,064
Certificates of real estate receivables	-	-	436,614	5,214,402	5,651,016	6,025,143	374,127	6,703,402	87,221
National treasury notes	74	580	456	17,903,159	17,904,269	17,126,268	(778,001)	18,125,276	571,546
Other	-	25,219	-	126,810	152,029	154,750	2,721	251,140	5,343
Total	11,167,239	25,799	17,799,551	36,309,672	65,302,261	64,595,437	(706,824)	65,269,589	1,915,174

c)   Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30, 2021 (3) (4)	Total on December 31, 2020 (3) (4)
Securities pledged as collateral	21,175,034	12,535,398	23,024,770	146,176,661	202,911,863	224,993,450
Fixed income securities	16,062,042	12,535,398	23,024,770	146,176,661	197,798,871	220,481,277
● National treasury notes	74	580	456	16,188,025	16,189,135	51,531,617
● Financial treasury bills	-	1,213,436	2,904,427	15,348,685	19,466,548	13,564,409
● National treasury bills	5,334,478	-	14,036,193	20,774,395	40,145,066	39,574,199
● Debentures	2,692,002	3,314,388	789,408	56,888,050	63,683,848	57,999,576
● Financial bills	-	251,566	224,936	240,623	717,125	672,358
● Certificates of real estate receivables	-	3	438,460	7,082,500	7,520,963	8,415,381
● Foreign corporate securities	154,809	307,288	21,232	6,368,583	6,851,912	8,987,020
● Brazilian foreign debt securities	-	-	74,084	7,829,138	7,903,222	9,539,840
● Bank deposit certificates	-	15	-	158	173	7,174,433
● Promissory Notes	3,755	145,896	1,208,251	2,390,899	3,748,801	134
● Other	7,876,924	7,302,226	3,327,323	13,065,605	31,572,078	23,022,310
Equity securities	5,112,992	-	-	-	5,112,992	4,512,173
● Shares of listed companies	5,112,992	-	-	-	5,112,992	4,512,173
Restricted securities	17,494,048	26,591,122	46,654,965	82,908,597	173,648,732	99,639,643
Subject to repurchase agreements	17,361,528	26,317,425	45,425,388	77,411,633	166,515,974	86,875,614
● National treasury bills	16,620,554	26,317,327	43,081,101	11,888,612	97,907,594	65,768,921
● Foreign corporate securities	-	-	-	2,919,405	2,919,405	-
● National treasury notes	-	-	-	35,010,509	35,010,509	13,130,009
● Financial treasury bills	-	98	-	26,462,879	26,462,977	124,651
● Other	740,974	-	2,344,287	1,130,228	4,215,489	7,852,033
Given in guarantee to the Brazilian Central Bank	-	-	-	-	-	5,252,403
26

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Securities	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30, 2021 (3) (4)	Total on December 31, 2020 (3) (4)
● National treasury bills	-	-	-	-	-	4,435,912
● National treasury notes	-	-	-	-	-	816,491
Privatization rights	-	-	-	27,106	27,106	29,532
Given in guarantee	132,520	273,697	1,229,577	5,469,858	7,105,652	7,482,094
● National treasury notes	-	-	-	3,025,929	3,025,929	3,771,886
● National treasury bills	21,075	12,751	444,225	1,344,238	1,822,289	1,407,985
● Financial treasury bills	-	260,946	785,352	1,099,691	2,145,989	2,191,305
● Other	111,445	-	-	-	111,445	110,918
Securities sold under repurchase agreements - unrestricted	-	-	2,454,199	30,295	2,484,494	4,071,222
● National treasury bills	-	-	2,454,199	-	2,454,199	3,557,407
● National treasury notes	-	-	-	30,295	30,295	513,815
Total	38,669,082	39,126,520	72,133,934	229,115,553	379,045,089	328,704,315
%	10.2	10.3	19.0	60.5	100.0	100.0

(1) For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities”;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as at June 30, 2020, Management decided to reclassify Securities Available for Sale to Held to Maturity, in the amount of R$20,009,471 thousand, without any gain or loss, as the gain in the amount of R$1,794,263 thousand, is being retained in shareholders’ equity and will be recognized in income statement over the remaining period of the securities, according to article 5 of said Circular. In the first semester of 2021, there were no sales or reclassifications of securities classified in this category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and
(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas.

d)   Impairment for Securities

In the first semester of 2021, there was an impairment recognized related to financial assets, mostly debentures, related to securities classified in the categories "Available for Sale" and "Held until Maturity" in the amount of R$232,665 thousand (R$644,987 thousand in 2020), net of constitution/reversal and which includes the result from a sale or transfer of financial assets. There was no impairment of shares in te period, classified in the category available for sale (R$188 thousand in 2020), totaling R$232,665 thousand (R$645,175 thousand in 2020).

27

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

9)      DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, relating an expected loss for each derivative portfolio (Credit valuation adjustment).

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at B3.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro-strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

28

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

a)	Amount of derivative financial instruments recognized by index

	R$ thousand
	Total on June 30, 2021					Total on December 31, 2020
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts						-
Purchase commitments:	80,763,175		-	-	-	66,164,471		1,947	-	1,947
- Interbank market	54,234,388	-				24,935,041	-	1,389	-	1,389
- Foreign currency	23,272,087	-				38,325,935	-	558	-	558
- Other	3,256,700	2,930,595				2,903,495	2,506,405	-	-	-
Sale commitments:	183,710,719		-	-	-	219,975,799		(560)	-	(560)
- Interbank market (1)	141,205,879	86,971,491				168,771,042	143,836,001	(2)	-	(2)
- Foreign currency (2)	42,178,735	18,906,648				50,807,667	12,481,732	(51)	-	(51)
- Other	326,105	-				397,090	-	(507)	-	(507)
						-
Option contracts						-
Purchase commitments:	46,821,707		1,282,492	244,475	1,526,967	29,583,214		1,569,236	895,667	2,464,903
- Interbank market	1,952,386	605,931	563,936	2,200	566,136	17,631,050	-	654,888	193,325	848,213
- Foreign currency	12,803,730	4,547,272	330,969	(129,282)	201,687	11,397,301	-	834,129	701,089	1,535,218
- Other	32,065,591	-	387,587	371,557	759,144	554,863	21,022	80,219	1,253	81,472
Sale commitments:	42,631,172		(1,702,851)	(145,956)	(1,848,807)	33,297,547		(1,658,735)	(589,180)	(2,247,915)
- Interbank market	1,346,455	-	(874,365)	295	(874,070)	19,925,808	2,294,758	(811,696)	(194,670)	(1,006,366)
- Foreign currency	8,256,458	-	(274,238)	(58,890)	(333,128)	12,837,898	1,440,597	(594,337)	(363,298)	(957,635)
- Other	33,028,259	962,668	(554,248)	(87,361)	(641,609)	533,841	-	(252,702)	(31,212)	(283,914)
						-
Forward contracts						-
Purchase commitments:	114,358,452		(372,948)	(6,672)	(379,620)	76,011,205		4,696,245	14,818	4,711,063
- Interbank market	-	-	-	-	-	246,269	246,269	1,859	14,818	16,677
- Foreign currency	110,103,029	81,240,345	(621,085)	18	(621,067)	70,345,084	48,576,798	(453)	-	(453)
- Other	4,255,423	-	248,137	(6,690)	241,447	5,419,852	4,451,509	4,694,839	-	4,694,839
Sale commitments:	38,195,102		5,986,351	(39,072)	5,947,279	22,736,629		(132,076)	(4,678)	(136,754)
- Foreign currency (2)	28,862,684	-	1,023,398	-	1,023,398	21,768,286	-	(82,681)	-	(82,681)
- Other	9,332,418	5,076,995	4,962,953	(39,072)	4,923,881	968,343	-	(49,395)	(4,678)	(54,073)
						-
Swap contracts						-
Assets (long position):	94,615,388		10,878,219	3,161,284	14,039,503	66,137,077		11,193,030	3,594,420	14,787,450
- Interbank market	21,517,670	-	745,700	464,436	1,210,136	4,062,990	-	104,256	216,862	321,118
29

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

	R$ thousand
	Total on June 30, 2021					Total on December 31, 2020
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
- Fixed rate	37,588,546	26,769,057	4,527,304	(195,943)	4,331,361	33,427,359	19,386,846	4,160,018	26,031	4,186,049
- Foreign currency	26,148,922	6,600,231	4,543,442	2,758,672	7,302,114	24,369,039	1,177,263	6,169,577	3,051,417	9,220,994
- IGPM	590,671	-	631,924	40,697	672,621	636,581	-	432,391	22,676	455,067
- Other	8,769,579	3,872,659	429,849	93,422	523,271	3,641,108	-	326,788	277,434	604,222
Liabilities (unrestricted position):	68,347,229		(9,793,173)	(975,258)	(10,768,431)	50,474,891		(10,842,603)	(2,648,682)	(13,491,285)
- Interbank market	32,245,992	10,728,322	(142,273)	(383,215)	(525,488)	7,317,810	3,254,820	(103,210)	(26,306)	(129,516)
- Fixed rate	10,819,489	-	(3,657,648)	(307,353)	(3,965,001)	14,040,513	-	(2,431,630)	(1,448,121)	(3,879,751)
- Foreign currency	19,548,691	-	(4,281,598)	(239,403)	(4,521,001)	23,191,776	-	(7,119,016)	(801,099)	(7,920,115)
- IGPM	836,137	245,466	(846,200)	(75,027)	(921,227)	868,696	232,115	(541,495)	(44,689)	(586,184)
- Other	4,896,920	-	(865,454)	29,740	(835,714)	5,056,096	1,414,990	(647,252)	(328,467)	(975,719)
Total	669,442,944		6,278,090	2,238,801	8,516,891	564,380,833		4,826,484	1,262,365	6,088,849

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting hedges to protect CDI-related funding totaling R$88,074,641 thousand (R$128,431,775 thousand in december 2020); and (ii) accounting cash flow hedges in the amount of R$50,146,956 thousand (R$12,942,667 thousand in December 2020) (Note 9II);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$28,690,027 thousand (R$29,678,043 thousand in December 2020); and
(3) Reflects the net balance between the Asset and Liability position.

30

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

b)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

	R$ thousand
	On June 30, 2021									On December 31, 2020
	Original amortized cost	Fair value adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Swaps	10,878,219	3,161,284	14,039,503	47.2	232,329	287,468	4,559,116	8,960,590	14,039,503	14,787,449
Future	-	-	-	-	-	-	-	-	-	1,947
Forward purchases	4,054,851	(6,690)	4,048,161	13.6	100,405	358,774	492,185	3,096,797	4,048,161	5,699,164
Forward sales (1)	10,172,080	(39,072)	10,133,008	34.1	5,751,449	397,908	227,254	3,756,397	10,133,008	952,216
Premiums on exercisable options	1,282,492	244,475	1,526,967	5.1	134,117	11,938	58,485	1,322,427	1,526,967	2,464,903
Total assets (A)	26,387,642	3,359,997	29,747,639	100.0	6,218,300	1,056,088	5,337,040	17,136,211	29,747,639	23,905,679
Swaps	(9,793,173)	(975,258)	(10,768,431)	50.7	(506,265)	(70,127)	(3,819,088)	(6,372,951)	(10,768,431)	(13,491,283)
Future	-	-	-	-	-	-	-	-	-	(560)
Forward purchases	(4,427,799)	18	(4,427,781)	20.9	(350,390)	(441,002)	(478,296)	(3,158,093)	(4,427,781)	(988,100)
Forward sales	(4,185,729)	-	(4,185,729)	19.7	(86,796)	(248,526)	(120,150)	(3,730,257)	(4,185,729)	(1,088,969)
Premiums on written options	(1,702,851)	(145,956)	(1,848,807)	8.7	(224,984)	(28,289)	(993,576)	(601,958)	(1,848,807)	(2,247,915)
Total liabilities (B)	(20,109,552)	(1,121,196)	(21,230,748)	100.0	(1,168,435)	(787,944)	(5,411,110)	(13,863,259)	(21,230,748)	(17,816,827)
										-
Net position (A-B)	6,278,090	2,238,801	8,516,891		5,049,865	268,144	(74,070)	3,272,952	8,516,891	6,088,852
(1)	Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c)   Futures, options, forward and swap contracts – (Reference Value)

	R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021	On December 31, 2020

Futures contracts (1)	74,022,373	32,455,740	115,251,994	42,743,787	264,473,894	286,140,270
Option contracts	16,638,575	36,583,669	29,531,782	6,698,853	89,452,879	62,880,761
Forward contracts (1)	47,952,348	56,249,734	39,153,117	9,198,355	152,553,554	98,747,834
Swap contracts	4,751,080	6,779,909	26,109,717	125,321,911	162,962,617	116,611,968
On June 30, 2021	143,364,376	132,069,052	210,046,610	183,962,906	669,442,944	-
On December 31, 2020	217,293,689	58,889,385	73,258,594	214,939,165		564,380,833
(1)	Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.
31

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

d)   Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	R$ thousand
	On June 30, 2021	On December 31, 2020
Government securities
National treasury notes	3,105,413	4,368,766
Total	3,105,413	4,368,766

e)   Revenues and expenses, net

	R$ thousand
	Six months ended on June 30
	2021	2020
Swap contracts	(528,744)	(817,296)
Forward contracts (1)	293,507	1,290,247
Option contracts	(246,079)	732,081
Futures contracts (1)	1,011,122	(21,156,629)
Total (Note 9f III)	529,806	(19,951,597)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f)	Reference values of derivative financial instruments, by trading location and counterparts

	R$ thousand
	Total on June 30, 2021	Total on December 31, 2020
B3 (stock exchange)	328,288,563	325,254,129
B3 (over-the-counter)	295,696,781	203,170,001
- Financial Institutions	83,061,226	44,352,011
- Companies	212,280,719	158,472,601
- Individuals	354,836	345,389
Overseas (stock exchange) (1)	20,803,331	15,256,532
Overseas (over-the-counter) (1)	24,654,269	20,700,171
Total	669,442,944	564,380,833

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I)	Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	On June 30, 2021	On December 31, 2020
Risk received in credit Swaps:	3,357,272	3,872,939
- Debt securities issued by companies	777,417	1,024,244
- Bonds of the Brazilian public debt	2,061,127	2,580,026
- Bonds of foreign public debt	518,728	268,669
Risk transferred in credit Swaps:	(930,409)	(1,304,372)
- Brazilian public debt derivatives	(320,141)	(332,589)
- Foreign public debt derivatives	(610,268)	(971,783)
Total net credit risk value	2,426,863	2,568,567
Effect on Shareholders' Equity	77,738	105,226
Remuneration on the counterparty receiving the risk	(26,056)	(26,462)

32

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

II)	Hedge Accounting

On June 30, 2021, Bradesco maintained hedge, in accordance with Bacen's Circular No. 3,082/02, composed by:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the outcome of the organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	50,146,956	50,497,467	(320,036)	(176,020)
Hedge of interest payments on funding (2)	88,074,641	87,415,329	817,790	449,785
Total on June 30, 2021	138,221,597	137,912,796	497,754	273,765

Hedge of interest receipts from investments in securities (1)	12,942,667	13,197,717	100,114	55,063
Hedge of interest payments on funding (1)	128,431,775	126,398,921	(316,082)	(173,845)
Total on December 31, 2020	141,374,442	139,596,638	(215,968)	(118,782)

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity until 2027, making the cash flow prefixed; and

(2) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2023, making the cash flow prefixed.

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$97,063 thousand.

There were no gains/(losses) related to the ineffectiveness of the cash flow hedge recorded in the income statement in the first semester of 2021 and 2020.

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the market value of the hedged item. The hedged object is adjusted to market value, classified in DPV - Available for Sale and the effective portion of the valuations or devaluations of this instrument is recognized in the income statement, net of tax effects and is only transferred to equity in two situations : (i) in case of hedge ineffectiveness; or (ii) when performing the hedge. The ineffective portion of the hedged item is recognized directly in an equity account.

Strategy	R$ thousand
	Fair value of hedge instruments	Fair value of hedged items	Market adjustment recorded in income (gross of tax effects)	Market adjustment recorded in income (net of tax effects)
Hedge of shares	728,197	728,197	(33,804)	(18,592)
Total on June 30, 2021	728,197	728,197	(33,804)	(18,592)

Referring to share risk, using swap contracts, with maturities up to 2022.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

33

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

For the next 12 months, no gains/(losses) related to the fair value hedge accounting are expected.

There were no gains/(losses) related to the fair value hedge, recorded in equity accounts, in the first semester of 2021.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	3,725,293	2,545,325	(428,569)	(224,752)
Total on June 30, 2021	3,725,293	2,545,325	(428,569)	(224,752)

Hedge of exchange variation on future cash flows (1)	4,839,546	2,570,621	(576,303)	(316,967)
Total on December 31, 2020	4,839,546	2,570,621	(576,303)	(316,967)

(1) Whose functional currency is different from the real, using Forward and Dollar Futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar).

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad (specifically the over-hedge made to cover tax effects), which we expect to recognize in the result, amount to R$(3,983) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the first semester of 2021, was R$4,688 thousand (R$(14,859) thousand in 2020).

III)	Income from securities, insurance and derivative financial instruments

	R$ thousand
	Six months ended on June 30
	2021	2020
Fixed income securities (1)	9,425,520	13,411,985
Interbank investments (Note 6b)	3,533,518	3,592,546
Equity securities (2)	(801,211)	(951,076)
Subtotal	12,157,827	16,053,455
Net gain or (loss) from derivative financial instruments (Note 9e)	529,806	(19,951,597)
Total	12,687,633	(3,898,142)

(1) In the first semester of 2021, there was constitution, due to impairment of financial assets (mostly debentures), in the amount of R$232,665 thousand (R$58,036 thousand in 2020), net of constitution/reversal. There was no result from a sale or transfer of financial assets in first semester of 2021 (R$644,987 thousand in 2020); and

(2) In the first semester of 2021, there was no impairment of shares (R$188 thousand in 2020).

34

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

10)  LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30, 20201(A)	-4%	Total on December 31, 2020 (A)	-4%

Discounted trade receivables and loans (1)	20,548,678	12,753,274	12,149,639	29,962,036	38,709,705	131,229,597	245,352,929	40.2	228,926,469	39.7
Financing and on-lending	5,754,021	4,353,057	4,594,514	13,707,080	23,654,847	124,499,053	176,562,572	28.9	175,522,629	30.4
Agricultural and agribusiness loans	1,662,229	1,375,085	1,073,634	2,842,724	4,967,275	8,808,798	20,729,745	3.4	19,796,632	3.4
Subtotal	27,964,928	18,481,416	17,817,787	46,511,840	67,331,827	264,537,448	442,645,246	72.5	424,245,730	73.5
Leases	94,476	91,490	91,234	265,668	476,754	1,702,077	2,721,699	0.4	2,612,693	0.5
Advances on foreign exchange contracts (2)	3,255,285	1,789,533	1,734,258	4,185,455	5,828,508	49,977	16,843,016	2.8	7,531,922	1.3
Subtotal	31,314,689	20,362,439	19,643,279	50,962,963	73,637,089	266,289,502	462,209,961	75.7	434,390,345	75.3
Other receivables (3)	25,187,420	11,637,298	8,390,251	9,993,227	4,554,698	378,521	60,141,415	9.9	53,150,318	9.2
Credit portfolio	56,502,109	31,999,737	28,033,530	60,956,190	78,191,787	266,668,023	522,351,376	85.6	487,540,663	84.5
Acquisition of credit card receivables	6,081,828	2,038,824	743,515	413,376	71,808	-	9,349,351	1.5	8,349,458	1.4
Subtotal	62,583,937	34,038,561	28,777,045	61,369,566	78,263,595	266,668,023	531,700,727	87.1	495,890,121	85.9
Sureties and guarantees	629,570	1,366,636	2,475,559	10,441,421	14,577,057	47,882,466	77,372,709	12.7	80,236,696	13.9
Guarantee given on rural loans assigned	-	-	-	10,391	28	44,544	54,963	-	49,335	-
Letters of credit for imports	112,873	144,010	214,201	281,449	207,983	388	960,904	0.2	1,056,613	0.2
Confirmed exports loans	-	435	2,078	1,579	7,978	-	12,070	-	10,034	-
Total - Memorandum accounts	742,443	1,511,081	2,691,838	10,734,840	14,793,046	47,927,398	78,400,646	12.9	81,352,678	14.1
Total on June 30, 2021	63,326,380	35,549,642	31,468,883	72,104,406	93,056,641	314,595,421	610,101,373	100.0
Total on December 31, 2020	50,124,635	32,797,925	28,706,360	69,953,413	82,805,068	312,855,398			577,242,799	100.0

35

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total on June 30, 2021 (B)	-4%	Total on December 31, 2020 (B)	-4%

Discounted trade receivables and loans (1)	881,008	983,886	951,933	2,112,934	2,025,107	6,954,868	87.8	6,801,586	83.3
Financing and on-lending	162,889	174,820	86,560	196,634	127,093	747,996	9.4	867,296	10.6
Agricultural and agribusiness loans	13,968	11,280	7,730	16,431	34,809	84,218	1.1	202,882	2.5
Subtotal	1,057,865	1,169,986	1,046,223	2,325,999	2,187,009	7,787,082	98.3	7,871,764	96.4
Leases	919	866	465	802	522	3,574	-	3,878	-
Advances on foreign exchange contracts (2)	6,452	2,974	3,840	849	-	14,115	0.2	75,506	0.9
Subtotal	1,065,236	1,173,826	1,050,528	2,327,650	2,187,531	7,804,771	98.5	7,951,148	97.3
Other receivables (3)	41,736	10,062	6,316	18,094	38,760	114,968	1.5	216,724	2.7
Total on June 30, 2021	1,106,972	1,183,888	1,056,844	2,345,744	2,226,291	7,919,739	100.0
Total on December 31, 2020	1,316,820	976,538	779,029	1,888,160	3,207,325			8,167,872	100.0

	R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30, 2021 (C)	-4%	Total on December 31, 2020 (C)	-4%

Discounted trade receivables and loans (1)	597,101	475,831	523,617	1,182,247	1,974,020	6,285,625	11,038,441	72.7	10,025,193	73.6
Financing and on-lending	157,722	142,468	143,021	403,957	672,806	2,525,410	4,045,384	26.6	3,459,717	25.4
Agricultural and agribusiness loans	233	874	1,320	2,514	8,594	17,019	30,554	0.2	63,519	0.5
Subtotal	755,056	619,173	667,958	1,588,718	2,655,420	8,828,054	15,114,379	99.5	13,548,429	99.5
Leases	909	877	872	2,452	3,745	8,360	17,215	0.1	29,867	0.2
Subtotal	755,965	620,050	668,830	1,591,170	2,659,165	8,836,414	15,131,594	99.6	13,578,296	99.7
Other receivables (3)	4,807	3,847	3,603	9,441	11,975	19,861	53,534	0.4	42,224	0.3
Total on June 30, 2021	760,772	623,897	672,433	1,600,611	2,671,140	8,856,275	15,185,128	100.0
Total on December 31, 2020	683,107	633,139	575,280	1,445,602	2,409,750	7,873,642			13,620,520	100.0
36

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

	R$ thousand
	Total
	Total on June 30, 2021 (A+B+C)	-4%	Total on December 31, 2020 (A+B+C)	-4%

Discounted trade receivables and loans (1)	263,346,238	41.6	245,753,248	41.1
Financing and on-lending	181,355,952	28.6	179,849,642	30.0
Agricultural and agribusiness loans	20,844,517	3.3	20,063,033	3.3
Subtotal	465,546,707	73.5	445,665,923	74.4
Leases	2,742,488	0.4	2,646,438	0.4
Advances on foreign exchange contracts (2)	16,857,131	2.7	7,607,428	1.3
Subtotal	485,146,326	76.6	455,919,789	76.1
Other receivables (3)	60,309,917	9.5	53,409,266	8.9
Credit portfolio	545,456,243	86.1	509,329,055	85.0
Acquisition of credit card receivables	9,349,351	1.5	8,349,458	1.4
Subtotal	554,805,594	87.6	517,678,513	86.4
Sureties and guarantees	77,372,709	12.2	80,236,696	13.4
Guarantee given on rural loans assigned	54,963	-	49,335	-
Letters of credit for imports	960,904	0.2	1,056,613	0.2
Confirmed exports loans	12,070	-	10,034	-
Total - Memorandum accounts	78,400,646	12.4	81,352,678	13.6
Total on June 30, 2021	633,206,240	100.0
Total on December 31, 2020			599,031,191	100.0

(1) Including credit card loans and advances on credit card receivables of R$10,898,410 thousand (R$9,922,375 thousand in December 2020);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other financial liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants), in the amount of R$35,744,936 thousand (R$34,605,794 thousand in december 2020); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

37

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

b)	By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total on June 30, 2021	% (1)	Total on December 31, 2020	% (1)

Discounted trade receivables and loans	34,107,689	62,045,613	78,395,416	42,422,263	15,911,650	5,815,885	5,960,487	3,255,277	15,431,958	263,346,238	42.4	245,753,248	41.7
Financing and on-lending	99,940,473	36,729,945	22,044,067	13,656,590	2,872,482	1,626,037	2,032,104	1,068,251	1,386,003	181,355,952	29.1	179,849,642	30.5
Agricultural and agribusiness loans	5,649,469	9,214,220	5,032,147	713,565	119,190	34,595	11,866	10,034	59,431	20,844,517	3.3	20,063,033	3.4
Subtotal	139,697,631	107,989,778	105,471,630	56,792,418	18,903,322	7,476,517	8,004,457	4,333,562	16,877,392	465,546,707	74.8	445,665,923	75.6
Leases	451,554	1,040,139	1,142,642	38,361	19,128	8,020	1,783	18,142	22,719	2,742,488	0.4	2,646,438	0.4
Advances on foreign exchange contracts (2)	7,548,445	4,729,012	3,210,371	1,197,386	28,161	20,148	800	-	122,808	16,857,131	2.7	7,607,428	1.3
Subtotal	147,697,630	113,758,929	109,824,643	58,028,165	18,950,611	7,504,685	8,007,040	4,351,704	17,022,919	485,146,326	77.9	455,919,789	77.3
Other receivables	16,721,326	19,054,623	10,251,653	11,610,494	1,726,710	181,564	215,946	74,239	473,362	60,309,917	9.7	53,409,266	9.1
Subtotal	164,418,956	132,813,552	120,076,296	69,638,659	20,677,321	7,686,249	8,222,986	4,425,943	17,496,281	545,456,243	87.6	509,329,055	86.4
Sureties and guarantees (3)	65,222,750	3,970,055	1,535,132	-	3,902,880	2,578,051	163,841	-	-	77,372,709	12.4	80,236,696	13.6
Total on June 30, 2021	229,641,706	136,783,607	121,611,428	69,638,659	24,580,201	10,264,300	8,386,827	4,425,943	17,496,281	622,828,952	100.0
%	37.0	22.0	19.5	11.2	3.9	1.6	1.3	0.7	2.8	100.0
Total on December 31, 2020	219,471,812	122,452,705	117,906,653	65,477,031	22,182,521	9,920,712	7,833,465	4,030,224	20,290,628			589,565,751	100.0
%	37.2	20.8	20.0	11.1	3.8	1.7	1.3	0.7	3.4			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;

(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from “Other financial liabilities”; and

(3) The provision for losses, associated to the financial guarantees provided, is being evaluated as provided by CMN Resolution No. 4,512/16, more information on the methodology used, see Note 18a I.

38

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

c)	Composition of loan operations by risk level and delay situation

I)	Levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans (3)
	AA	A	B	C	D	E	F	G	H	Total on June 30, 2021	% (1)	Total on December 31, 2020	% (1)
Installments not yet due	-	-	1,488,523	1,880,782	3,128,784	1,767,163	1,288,768	1,360,687	4,270,421	15,185,128	99.9	13,620,520	100.0
1 to 30	-	-	97,937	118,622	160,610	78,298	53,397	56,180	195,728	760,772	5.0	683,107	5.0
31 to 60	-	-	76,620	92,275	128,579	68,739	45,278	48,413	163,993	623,897	4.1	633,139	4.6
61 to 90	-	-	78,401	92,194	130,431	67,654	48,747	50,183	204,823	672,433	4.4	575,280	4.2
91 to 180	-	-	157,992	200,342	316,119	184,086	133,497	141,553	467,022	1,600,611	10.5	1,445,602	10.6
181 to 360	-	-	244,760	324,796	530,445	305,840	216,196	243,535	805,568	2,671,140	17.6	2,409,750	17.7
More than 360	-	-	832,813	1,052,553	1,862,600	1,062,546	791,653	820,823	2,433,287	8,856,275	58.3	7,873,642	57.9
Past-due installments (2)	-	-	299,463	582,343	1,067,265	769,539	747,756	733,488	3,719,885	7,919,739	99.9	8,167,872	100.0
1 to 14	-	-	8,445	33,263	44,198	25,429	18,136	18,623	99,273	247,367	3.1	360,698	4.4
15 to 30	-	-	232,331	157,937	177,948	65,638	33,445	33,376	158,930	859,605	10.9	956,122	11.7
31 to 60	-	-	58,687	367,107	306,761	98,894	59,802	60,637	232,000	1,183,888	14.9	976,538	12.0
61 to 90	-	-	-	18,174	482,415	133,402	78,375	74,079	270,399	1,056,844	13.3	779,029	9.5
91 to 180	-	-	-	5,862	55,943	423,791	520,334	512,667	827,147	2,345,744	29.6	1,888,160	23.1
181 to 360	-	-	-	-	-	22,385	37,664	34,106	2,090,007	2,184,162	27.6	3,137,419	38.4
More than 360	-	-	-	-	-	-	-	-	42,129	42,129	0.5	69,906	0.9
Subtotal	-	-	1,787,986	2,463,125	4,196,049	2,536,702	2,036,524	2,094,175	7,990,306	23,104,867		21,788,392
Specific provision	-	-	17,880	73,894	419,604	761,011	1,018,262	1,465,923	7,990,306	11,746,880		11,958,866

(1) Percentage of maturities by type of installment;
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

39

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

	R$ thousand
	Levels of risk
	Performing loans (2)
	AA	A	B	C	D	E	F	G	H	Total on June 30, 2021	% (1)	Total on December 31, 2020	% (1)

Installments not yet due	164,212,824	132,119,339	118,239,514	66,903,760	16,365,649	5,118,475	5,965,306	2,322,116	9,406,878	520,653,861	99.7	486,586,139	99.8
1 to 30	12,788,535	19,645,035	8,137,242	11,083,542	1,996,807	287,138	93,386	99,958	672,951	54,804,594	10.5	44,177,948	9.1
31 to 60	9,448,835	9,872,511	5,795,970	5,119,259	1,027,211	173,125	79,879	53,236	429,711	31,999,737	6.1	30,282,983	6.2
61 to 90	7,937,925	8,096,887	5,687,860	4,789,926	994,044	171,398	85,785	54,469	215,236	28,033,530	5.4	26,424,865	5.4
91 to 180	18,421,490	17,522,013	12,434,613	8,283,554	1,934,757	451,763	1,098,193	214,542	595,265	60,956,190	11.6	62,087,977	12.7
181 to 360	24,889,412	21,367,779	17,004,744	9,943,592	2,494,779	1,114,163	339,539	229,501	808,278	78,191,787	15.0	68,742,343	14.1
More than 360	90,726,627	55,615,114	69,179,085	27,683,887	7,918,051	2,920,888	4,268,524	1,670,410	6,685,437	266,668,023	51.1	254,870,023	52.3
Past due up to 14 days	206,132	694,213	48,796	271,774	115,623	31,072	221,156	9,652	99,097	1,697,515	0.3	954,524	0.2
Subtotal	164,418,956	132,813,552	118,288,310	67,175,534	16,481,272	5,149,547	6,186,462	2,331,768	9,505,975	522,351,376	100.0	487,540,663	100.0
Generic provision	-	664,068	1,182,883	2,015,266	1,648,127	1,544,864	3,093,231	1,632,238	9,505,975	21,286,652		22,737,256
Total on June 30, 2021	164,418,956	132,813,552	120,076,296	69,638,659	20,677,321	7,686,249	8,222,986	4,425,943	17,496,281	545,456,243
Existing provision	-	790,115	1,475,279	5,613,482	5,820,673	3,694,700	5,062,502	4,311,483	17,496,281	44,264,515
Minimum required provision	-	664,068	1,200,763	2,089,160	2,067,731	2,305,875	4,111,493	3,098,161	17,496,281	33,033,532
Supplementary provision	-	126,047	274,516	3,524,322	3,752,942	1,388,825	951,009	1,213,322	-	11,230,983
Total on December 31, 2020	150,472,706	119,931,844	116,110,882	65,268,599	18,342,165	7,048,542	7,833,465	4,030,224	20,290,628			509,329,055
Existing provision	-	728,056	1,409,023	5,803,040	4,885,649	3,405,380	4,763,946	3,913,701	20,290,628			45,199,423
Minimum required provision	-	599,659	1,161,109	1,958,058	1,834,216	2,114,563	3,916,732	2,821,157	20,290,628			34,696,122
Supplementary provision	-	128,397	247,914	3,844,982	3,051,433	1,290,817	847,214	1,092,544	-			10,503,301

(1) Percentage of maturities by type of installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

40

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

II)	Breakdown of loans and allowance for loan losses

Level of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% Accrued on June 30, 2021 (2)	Cumulative % on December 31, 2020 (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	164,418,956	164,418,956	30.2	30.2	29.6
A	-	-	-	132,813,552	132,813,552	24.3	54.5	53.1
B	299,463	1,488,523	1,787,986	118,288,310	120,076,296	22.0	76.5	75.9
C	582,343	1,880,782	2,463,125	67,175,534	69,638,659	12.8	89.3	88.7
Subtotal	881,806	3,369,305	4,251,111	482,696,352	486,947,463	89.3
D	1,067,265	3,128,784	4,196,049	16,481,272	20,677,321	3.8	93.1	92.3
E	769,539	1,767,163	2,536,702	5,149,547	7,686,249	1.4	94.5	93.7
F	747,756	1,288,768	2,036,524	6,186,462	8,222,986	1.5	96.0	95.2
G	733,488	1,360,687	2,094,175	2,331,768	4,425,943	0.8	96.8	96.0
H	3,719,885	4,270,421	7,990,306	9,505,975	17,496,281	3.2	100.0	100.0
Subtotal	7,037,933	11,815,823	18,853,756	39,655,024	58,508,780	10.7
Total on June 30, 2021	7,919,739	15,185,128	23,104,867	522,351,376	545,456,243	100.0
%	1.5	2.8	4.3	95.7	100.0
Total on December 31, 2020	8,167,872	13,620,520	21,788,392	487,540,663	509,329,055
%	1.6	2.7	4.3	95.7	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

III)	Operations

Exposure - Loans	R$ thousand
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on June 30, 2021	507,219,205	10,859,640	10,672,165	3,168,679	6,570,779	6,844,253	121,522	545,456,243
Total on December 31, 2020	473,965,604	9,877,889	11,034,801	3,327,229	4,869,964	6,004,066	249,502	509,329,055

41

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

IV)	Emergency Employment Support Program (PESE)

Considering the provisions of the CMN Resolution No. 4,846/20, we demonstrate below the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

Rating	R$ thousand
	On June 30, 2021		On December 31, 2020
	Assets	Provision	Assets	Provision
AA	10,805	-	14,144	-
A	96,793	72	93,650	70
B	234,557	352	272,091	408
C	740,277	9,630	977,458	14,330
D	146,796	6,604	113,968	5,127
E	16,249	1,218	6,991	524
F	7,054	740	2,227	234
G	6,893	1,034	1,348	202
H	13,824	2,074	5,188	778
Total	1,273,248	21,724	1,487,065	21,673

d)   Concentration of loans

	R$ thousand
	On June 30, 2021	% (1)	On December 31, 2020	% (1)
Largest borrower	4,874,248	0.9	10,661,873	2.1
10 largest borrowers	37,784,222	6.9	38,638,446	7.6
20 largest borrowers	55,409,315	10.2	56,123,996	11.0
50 largest borrowers	81,574,777	15.0	80,415,643	15.8
100 largest borrowers	100,841,998	18.5	98,516,270	19.3
(1)	Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	R$ thousand
	On June 30, 2021%		On December 31, 2020%
Public sector	5,413,913	1.0	11,810,973	2.3
Oil, derivatives and aggregate activities	4,382,004	0.8	10,661,873	2.1
Production and distribution of electricity	1,016,412	0.2	1,074,867	0.2
Other industries	15,497	-	74,233	-
Private sector	540,042,330	99.0	497,518,082	97.7
Companies	258,913,168	47.5	241,088,403	47.3
Real estate and construction activities	19,765,203	3.6	20,092,249	3.9
Retail	39,042,056	7.2	36,498,461	7.2
Services	39,827,671	7.3	30,106,424	5.9
Transportation and concession	24,554,879	4.5	23,662,184	4.6
Automotive	11,592,050	2.1	15,625,309	3.1
Food products	17,329,529	3.2	13,378,255	2.6
Wholesale	17,636,408	3.2	16,479,704	3.2
Production and distribution of electricity	6,562,166	1.2	6,979,203	1.4
Iron and steel industry	9,352,019	1.7	10,036,586	2.0
Sugar and alcohol	8,320,627	1.5	6,878,558	1.4
Holding	1,713,844	0.3	2,971,345	0.6
Capital goods	3,474,134	0.6	3,408,997	0.7
Pulp and paper	3,533,466	0.6	3,589,015	0.7
Chemical	5,488,355	1.0	5,510,960	1.1
Cooperative	3,632,928	0.7	3,829,556	0.8
Financial	2,843,428	0.5	3,062,861	0.6
Leisure and tourism	4,010,651	0.7	4,011,957	0.8
Textiles	2,443,590	0.4	2,481,493	0.5
Agriculture	1,514,464	0.3	1,631,959	0.3
42

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

	R$ thousand
	On June 30, 2021%		On December 31, 2020%
Oil, derivatives and aggregate activities	1,933,472	0.4	2,177,060	0.4
Other industries	34,342,228	6.3	28,676,267	5.6
Individuals	281,129,162	51.5	256,429,679	50.3
Total	545,456,243	100.0	509,329,055	100.0

f)	Changes in the renegotiated portfolio

	R$ thousand
	2021	2020
Opening Balances at the beginning of the year	29,757,140	19,033,643
Amount renegotiated	15,251,892	15,635,273
Amount received/Others (1)	(13,867,009)	(8,696,011)
Write-offs	(2,632,728)	(2,844,995)
Closing balance on June 30	28,509,295	23,127,910
Allowance for loan losses	17,635,412	15,773,135
Percentage on renegotiated portfolio	61.9%	68.2%

(1) Includes the settlement of renegotiated contracts through the execution of new operations.

g)   Income from loans and leasing

	R$ thousand
	Six months ended on June 30
	2021	2020
Discounted trade receivables and loans	23,857,122	25,422,891
Financing and on-lending	8,251,812	8,650,507
Agricultural and agribusiness loans	638,840	772,270
Subtotal	32,747,774	34,845,668
Recovery of credits charged-off as losses	3,116,066	2,513,651
Subtotal	35,863,840	37,359,319
Leases, net of expenses	99,966	87,554
Total	35,963,806	37,446,873
43

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

h)   Provision for expected losses, changes in provision for expected losses and expected credit loss associated with credit risk expense

I)	Composition - Provisions for Expected Losses Associated with Credit Risk

Level of risk	R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Supplementary	Existing	% On June 30, 2021 (1)	% On December 31, 2020 (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	664,068	664,068	126,047	790,115	0.6	0.6
B	1.0	2,995	14,885	17,880	1,182,883	1,200,763	274,516	1,475,279	1.2	1.2
C	3.0	17,470	56,424	73,894	2,015,266	2,089,160	3,524,322	5,613,482	8.1	8.9
Subtotal		20,465	71,309	91,774	3,862,217	3,953,991	3,924,885	7,878,876	1.6	1.8
D	10.0	106,726	312,878	419,604	1,648,127	2,067,731	3,752,942	5,820,673	28.2	26.6
E	30.0	230,862	530,149	761,011	1,544,864	2,305,875	1,388,825	3,694,700	48.1	48.3
F	50.0	373,878	644,384	1,018,262	3,093,231	4,111,493	951,009	5,062,502	61.6	60.8
G	70.0	513,442	952,481	1,465,923	1,632,238	3,098,161	1,213,322	4,311,483	97.4	97.1
H	100.0	3,719,885	4,270,421	7,990,306	9,505,975	17,496,281	-	17,496,281	100.0	100.0
Subtotal		4,944,793	6,710,313	11,655,106	17,424,435	29,079,541	7,306,098	36,385,639	62.2	64.7
Total on June 30, 2021		4,965,258	6,781,622	11,746,880	21,286,652	33,033,532	11,230,983	44,264,515	8.1
%		11.2	15.3	26.5	48.1	74.6	25.4	100.0
Total on December 31, 2020		5,737,220	6,221,646	11,958,866	22,737,256	34,696,122	10,503,301	45,199,423		8.9
%		12.7	13.8	26.5	50.3	76.8	23.2	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

44

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

II)	Changes in allowance for loan losses

	R$ thousand
	2021	2020
- Specific provision (1)	11,958,866	14,403,070
- Generic provision (2)	22,737,256	15,376,291
- Supplementary provision (3)	10,503,301	6,884,368
Opening Balances at the beginning of the year	45,199,423	36,663,729
Constituição de provisão para créditos de liquidação duvidosa (Nota 9h III)	7,458,275	15,549,313
Write-offs	(8,305,034)	(9,827,856)
Exchange variation	(88,149)	702,450
Closing balance on June 30	44,264,515	43,087,636
- Specific provision (1)	11,746,880	12,829,718
- Generic provision (2)	21,286,652	18,262,639
- Supplementary provision (3)	11,230,983	11,995,279

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and
(3) The supplementary provision is constituted considering our provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse).

III)	Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	R$ thousand
	Six months ended on June 30
	2021	2020
Amount recorded	7,458,275	15,549,313
Amount recovered	(3,113,125)	(2,513,651)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	4,345,150	13,035,662

(1) In the first semester of 2021, there was an assignment of credit for active operations, in the amount of R$2,073,710 thousand (R$582,315 thousand in 2020), whose sale value was R$331,423 thousand (R$32,355 thousand in 2020) and credit assignments for operations already written off for losses, without retaining risks and benefits in the amount of R$6,631,379 thousand (R$6,862,439 thousand in 2020), whose sale value was R$419,134 thousand (R$173,181 thousand in 2020).

11)	OTHER FINANCIAL INSTRUMENTS

Sundry

	R$ thousand
	On June 30, 2021	On December 31, 2020
Foreign exchange portfolio (a)	44,583,358	25,944,605
Credit card operations	35,744,936	34,605,794
Trade and credit receivables	23,913,853	18,393,488
Debtors for escrow deposits	17,238,072	16,804,132
Securities trading	5,791,667	5,259,185
Receivables	8,143,165	7,525,945
Payments to be reimbursed	711,956	618,949
Receivables on sureties and guarantees honored	284,511	146,158
Other investments	41,415	41,415
Receivables from sale of assets	142,807	119,841
Total	136,595,740	109,459,512

45

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

a)   Foreign exchange portfolio

Balances

	R$ thousand
	On June 30, 2021	On December 31, 2020
Assets – other financial instruments
Exchange purchases pending settlement	30,763,005	17,464,744
Foreign exchange and forward documents in foreign currencies	4,482	2,589
Exchange sale receivables	17,502,310	8,823,836
(-) Advances in domestic currency received	(3,801,273)	(536,195)
Income receivable on advances granted	114,834	189,631
Total	44,583,358	25,944,605
Liability - Other financial instruments
Exchange sales pending settlement	17,220,355	9,396,397
Exchange purchase payables	32,635,427	16,968,588
(-) Advances on foreign exchange contracts	(16,857,131)	(7,607,428)
Other	70	74
Total	32,998,721	18,757,631
Net foreign exchange portfolio	11,584,637	7,186,974
Memorandum accounts:
- Loans available for import	960,904	1,056,613
- Confirmed exports loans	12,070	10,034

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	R$ thousand
	Six months ended on June 30
	2021	2020
Revenue from financial intermediation – foreign exchange income	(487,745)	4,493,107
Adjustments:
- Income on foreign currency financing (1)	38,737	316,165
- Income on export financing (1)	658,791	950,444
- Expenses of liabilities with foreign bankers (2) (Note 16d)	(189,107)	(4,883,591)
- Funding expenses (3)	(620,603)	(948,667)
- Other (4)	1,217,024	1,165,418
Total adjustments	1,104,842	(3,400,231)
Net foreign exchange income	617,097	1,092,876

(1) Recognized in “Income from loans”;
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

46

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

12)   INVESTMENTS IN CONTROLLED/ASSOCIATES AND JOINTLY CONTROLLED COMPANIES

The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Share of profit (loss) of unconsolidated and jointly controlled companies”, and are demonstrated below:

Companies (1)	R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)			Equity interest in capital	Adjusted income accumulated on June 30		Book value		Equity accounting adjustments accrued on June 30 (4)
			Ordinary (ON)	Preferential (PN)	Quotas		2021	2020	On June 30, 2021	On December 31, 2020	2021	2020
Bradseg Participações S.A.	18,221,181	33,477,576	8,189	-	-	97.20%	2,201,914	2,335,869	32,540,204	33,760,185	2,140,260	2,270,465
Quixaba Empreendimentos e Participações Ltda.	10,463,487	10,309,996	-	-	10,463,487	100.00%	201,330	174,815	10,309,996	10,153,660	201,330	174,815
Bradesco Seguros S.A.	5,000,000	11,910,918	774,414	-	-	6.32%	765,016	2,306,171	752,770	815,755	48,349	145,750
Ágora Investimentos S.A.	865,780	426,463	310,000	-	-	100.00%	3,878	6,379	426,463	425,601	3,878	6,379
Bradescard Elo Participações S.A.	1,400,000	2,369,758	4,167,605	-	-	100.00%	223,102	153,341	2,369,758	2,148,903	223,102	153,341
Embaúba Holdings Ltda.	326,000	526,193	-	-	326,000	87.70%	4,352	5,806	461,471	457,132	3,817	5,092
BF Promotora de Vendas Ltda.	2,426,220	2,167,146	-	-	2,426,220	100.00%	1,528	372	2,167,146	2,165,618	1,528	372
Haitong Banco de Investimento do Brasil S.A.	420,000	561,360	12,734	12,734		20.00%	34,460	6,330	112,272	106,085	6,892	1,266
Credival - Participações Administração e Assessoria Ltda.	1,021,027	1,065,219	-	-	102,102,687	100.00%	10,532	11,201	1,065,219	1,054,686	10,532	11,201
Bankpar Brasil Ltda. (2)	-	-	-	-	-	-	-	18,778	-	-	-	18,778
Foreign exchange gain/loss of branches abroad	-	-	-	-	-	-	-	-	-	-	(1,025,017)	23,734,363
Other (3)	-	-	-	-	-	-	-	-	3,165,583	3,128,445	55,895	103,490
Earnings of Associates and Subsidiaries									53,370,882	54,216,070	1,670,566	26,625,312

(1) Date related to June 30, 2021;

(2) Company disposed of in September 2020;

(3) Basically, earnings of affiliates and subsidiaries overseas and investments in the following companies: Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Tapajós Holding Ltda. and Imagra Imobiliária e Agrícola Ltda; and

(4) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable.

47

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

13)	PREMISES AND EQUIPMENT

	R$ thousand
	Annual depreciation rate	Cost	Accumulated depreciation	Accumulated Impairment of Assets	Cost, net of depreciation
					On June 30, 2021	On December 31, 2020
Property and equipment:
- Buildings	4%	59,182	(38,668)	(2,764)	17,750	19,100
- Land	-	54,730	-	-	54,730	54,730
Facilities, furniture and premises and equipment	10%	5,202,734	(2,926,389)	(61,305)	2,215,040	2,310,876
Security and communication systems	10%	376,454	(235,445)	-	141,009	149,273
Data processing systems	20 to 40%	4,968,375	(3,151,986)	-	1,816,389	1,851,020
Transportation systems	10 to 20%	192,560	(88,931)	(72)	103,557	111,514
Assets under construction	-	177,758	-	-	177,758	280,806
Total on June 30, 2021		11,031,793	(6,441,419)	(64,141)	4,526,233
Total on December 31, 2020		11,297,277	(6,444,355)	(75,603)		4,777,319

(1) In 2020, Impairment of "Other Operating Expenses" was recorded in the amount of R$20,509 thousand (R$25,471 thousand in 2019).

The fixed assets to shareholders’ equity ratio is 29.6% (30.1% in December 31, 2020) when only considering companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0% as required by Resolution No. 2,669/99.

14)   INTANGIBLE ASSETS

a)   Goodwill

The goodwill recognized from investment acquisitions totaled R$3,933,561 thousand (R$4,874,282 thousand on December 31, 2020), net of provisions for impairment and accumulated amortization, of which: (i) R$1,370,638 thousand (R$1,370,638 thousand on December 31, 2020) recognized in ‘Investments’ arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury); and (ii) R$2,562,923 thousand (R$3,503,644 thousand on December 31, 2020) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

In the first semester of 2021, goodwill was amortized totaling R$947,773 thousand (R$813,142 thousand in 2020).

b)   Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Rate of Amortization (1)	Cost	Accumulated amortization	Cost net of amortization
				On June 30, 2021	On December 31, 2020
Acquisition of rights to provide financial services	Contract	7,958,613	(4,475,908)	3,482,705	4,014,696
Software	20%	10,977,230	(8,200,685)	2,776,545	2,340,084
Goodwill (2)	Up to 20%	12,291,231	(9,646,752)	2,644,479	3,589,978
Other	Contract	415,700	(384,328)	31,372	35,386
Total on June 30, 2021		31,642,774	(22,707,673)	8,935,101
Total on December 31, 2020		30,725,354	(20,745,210)		9,980,144

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under “Other Administrative Expenses”; and (ii) Acquisition of Payroll and Goodwill in “Other Operating Expenses”; and

(2) On June 30, 2021, primarily composed of goodwill on the acquisition of equity interest in BAC Florida Bank - R$1,532,872 thousand (R$7,706,513 thousand in 2020), Bradescard Mexico - R$12,122 thousand (R$12,796 thousand in 2020), Bradesco BBI – R$60,228 thousand (R$69,026 thousand in 2021), Kirton Bank - R$704,390 thousand (R$1,421,663 thousand in 2020) and RCB Investimentos - R$119,001 thousand (R$141,023 thousand in 2020).

48

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

c)   Changes in intangible assets by type

	R$ thousand
	On December 31, 2020	Additions / (reductions)	Amortization for the period	On June 30, 2021
Acquisition of rights to provide financial services	4,014,696	43,513	(575,504)	3,482,705
Software	2,340,084	850,117	(413,656)	2,776,545
Goodwill – Future profitability	2,666,436	2,274	(655,993)	2,012,717
Goodwill – Based on intangible assets and other reasons	529,961	-	(257,763)	272,198
Goodwill – Difference in fair value of assets/liabilities	393,581	-	(34,017)	359,564
Other	35,386	61,795	(65,809)	31,372
On June 30, 2021	9,980,144	957,699	(2,002,742)	8,935,101
On June 30, 2020	10,680,316	960,543	(1,941,359)	9,699,500

15)   OTHER ASSETS

	R$ thousand
	On June 30, 2021	On December 31, 2020

Prepaid taxes	12,128,767	13,396,320
Other assets and values (a)	4,279,591	4,257,084
Other debtors	2,887,987	3,740,489
Interbank and interdepartmental accounts	11,288,808	9,037,149
Specific receivables	100,948	105,410
Other	1,834,274	1,709,967
Total	32,520,375	32,246,419

a)	Other Assests and Value

I)	Non-financial assets held for sale/other

	R$ thousand
	Cost	Accumulated Impairment of Assets	Cost net of provision
			On June 30, 2021	On December 31, 2020
Real estate	2,642,204	(1,704,526)	937,678	964,744
Vehicles and similar	390,908	(255,232)	135,676	126,399
Inventories/warehouse	5,667	-	5,667	7,444
Machinery and equipment	4,151	(2,889)	1,262	1,487
Other	13,591	(13,304)	287	39
Total on June 30, 2021	3,056,521	(1,975,951)	1,080,570
Total on December 31, 2020	3,049,453	(1,949,340)		1,100,113

II)	Prepaid expenses

	R$ thousand
	On June 30, 2021	On December 31, 2020
Anticipation for Acquisition of rights to provide financial services	136,101	136,583
Commission on the placement of loans and financing (1)	26,991	66,835
Advertising and marketing expenses (2)	307,153	404,116
Other (3)	752,825	600,097
Total	1,223,070	1,207,631

(1) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(2) Prepaid expenses of future advertising and marketing campaigns on media; and
(3) It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

49

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

16)   DEPOSITS FROM BANKS

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021	On December 31, 2020
Demand deposits - Financial Institutions	2,063,312	-	-	-	2,063,312	1,675,506
Interbank deposits	450,761	1,686,241	402,426	200,321	2,739,749	797,217
Securities sold under agreements to repurchase (a)	248,498,479	3,564,095	-	2,420,735	254,483,309	247,477,131
Borrowings (b)	4,157,005	18,698,009	10,264,805	-	33,119,819	23,989,841
Onlending (c)	1,655,382	2,857,915	2,936,544	16,049,887	23,499,728	23,814,958
Total on June 30, 2021	256,824,939	26,806,260	13,603,775	18,670,943	315,905,917
%	81.3	8.5	4.3	5.9	100.0
Total on December 31, 2020	251,942,233	18,319,819	9,944,641	17,547,960		297,754,653
%	84.6	6.2	3.3	5.9		100.0

a)	Securities sold under agreements to repurchase

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021	On December 31, 2020
Securities pledged as collateral	166,853,378	2,758,803	-	2,420,735	172,032,916	92,899,592
● Government securities	157,242,064	291,577	-	-	157,533,641	79,862,308
● Debentures	3,650,806	-	-	11,376	3,662,182	7,505,862
● Foreign	5,960,508	2,467,226	-	2,409,359	10,837,093	5,531,422
Securities received as collateral (1)	67,749,158	805,292	-	-	68,554,450	144,460,029
Right to sell or repledge the collateral (1)	13,895,943	-	-	-	13,895,943	10,117,510
Total on June 30, 2021	248,498,479	3,564,095	-	2,420,735	254,483,309
%	97.6	1.4	-	1.0	100.0
Total on December 31, 2020	245,379,026	561,529	10,993	1,525,583		247,477,131
%	99.2	0.2	-	0.6		100.0
(1)	Represented by government securities.

b)   Borrowing

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	On June 30, 2021	On December 31, 2020

Overseas	4,157,005	18,698,009	10,264,805	33,119,819	23,989,841
Total on June 30, 2021	4,157,005	18,698,009	10,264,805	33,119,819
%	12.6	56.4	31.0	100.0
Total on December 31, 2020	2,893,968	15,074,570	6,021,303		23,989,841
%	12.1	62.8	25.1		100.0

c)   On-lending (1)

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021	On December 31, 2020

In Brazil	1,655,382	2,857,915	2,936,544	16,049,887	23,499,728	23,814,958
- FINAME	240,806	1,667,134	1,562,393	7,659,873	11,130,206	10,979,709
- BNDES	1,414,576	1,190,756	1,239,528	8,388,597	12,233,457	12,720,831
- National Treasury	-	-	134,623	-	134,623	112,354
- Other institutions	-	25	-	1,417	1,442	2,064
Total on June 30, 2021	1,655,382	2,857,915	2,936,544	16,049,887	23,499,728
%	7.0	12.2	12.5	68.3	100.0
Total on December 31, 2020	1,841,255	2,559,667	3,391,905	16,022,131		23,814,958
%	7.7	10.8	14.2	67.3		100.0

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

50

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

d)   Borrowing and on-lending expenses

	R$ thousand
	Six months ended on June 30
	2021	2020
Borrowing:
- In Brazil	642	6,553
- Overseas	(1,567,228)	26,938,451
Subtotal borrowing	(1,566,586)	26,945,004
On-lending in Brazil:
- BNDES	436,088	293,331
- FINAME	344,206	450,476
- National Treasury	530	2,441
- Other institutions	2	2
On-lending overseas:
- Payables to foreign bankers (Note 11a)	189,107	4,883,591
Subtotal on-lending	969,933	5,629,841
Total	(596,653)	32,574,845

e)   Cost for market funding and inflation

	R$ thousand
	Six months ended on June 30
	2021	2020
Savings deposits	1,487,217	1,747,802
Time deposits	3,249,600	3,190,572
Securities sold under agreements to repurchase	4,436,822	5,395,297
Securities issued	2,281,034	4,058,129
Subordinated debts (Note 18a)	1,056,573	1,341,995
Other funding expenses (Note 19b)	369,715	433,156
Total	12,880,961	16,166,951

51

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

17)   DEPOSITS FROM CUSTOMERS

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021	On December 31, 2020
Demand deposits - customers (1)	52,741,828	-	-	-	52,741,828	50,909,043
Savings deposits (1)	137,400,709	-	-	-	137,400,709	136,698,248
Time deposits (2)	19,903,957	26,486,501	70,366,955	239,093,147	355,850,560	360,630,744
Total on June 30, 2021	210,046,494	26,486,501	70,366,955	239,093,147	545,993,097
%	38.4	4.9	12.9	43.8	100.0
Total on December 31, 2020	204,044,551	50,745,362	55,180,239	238,267,883		548,238,035
%	37.1	9.3	10.1	43.5		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover average; and

(2) Consider the maturities established in the investments.

18)   SECURITIES ISSUED

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2021	On December 31, 2020
Securities – Brazil:
- Financial bills (1)	344,084	14,618,800	27,361,981	38,937,845	81,262,710	90,442,619
- Letters of credit for real estate	752,262	5,683,446	7,652,780	12,244,816	26,333,304	27,601,333
- Letters of credit for agribusiness	328,582	1,515,769	2,001,597	9,714,799	13,560,747	14,694,484
- Letters of credit guaranteed by property (2)	-	523,165	4,390,783	5,219,257	10,133,205	7,930,718
Subtotal	1,424,928	22,341,180	41,407,141	66,116,717	131,289,966	140,669,154
Securities – Overseas:
- MTN Program Issues (3)	458,101	4,309	206,510	1,048,865	1,717,785	2,113,000
- Securitization of future flow of money orders received from overseas	-	453,476	50,022	7,824,465	8,327,963	9,119,512
Subtotal	458,101	457,785	256,532	8,873,330	10,045,748	11,232,512
Structured Operations Certificates	38,367	74,416	182,013	2,022,691	2,317,487	1,863,073
Total on June 30, 2021	1,921,396	22,873,381	41,845,686	77,012,738	143,653,201
%	1.4	15.9	29.1	53.6	100.0
Total on December 31, 2020	2,461,435	33,338,441	34,365,862	83,599,001		153,764,739
%	1.6	21.7	22.3	54.4		100.0

(1) In December 31, 2020, it includes the amount of R$2,034,532 thousand, related to Financial Bills with guarantee in financial assets (LFG), registered in accordance with Circular Letter No. 4,050 of BACEN of May 13, 2020, transaction settled on May 6, 2021;

(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$10,549,843 thousand (R$8,942,892 thousand in December 31, 2020), which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 1, 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 264, 269 and 275 months and a term of 9.54 and 54 months, with no maturity of LIGs in the following 180 days, the credit rights correspond to 0.75% of total assets and 45.31% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 86.52% and 7.99%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17; and

(3) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

52

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

a)   Movement of funds from issuance of securities

	R$ thousand
	2021	2020
Opening Balances at the beginning of the year	153,764,739	186,297,851
Issuance	41,056,607	39,068,011
Interest	2,281,034	4,058,129
Settlement and interest payments	(53,125,105)	(59,347,299)
Exchange variation	(324,074)	568,411
Closing balance on June 30	143,653,201	170,645,103

19)   SUBORDINATED DEBT

a)   Composition by maturity

	R$ thousand
	Original term in years	Nominal amount	On June 30, 2021	On December 31, 2020
In Brazil				-
Financial bills:				-
2022	7	4,305,011	6,783,499	6,662,957
2023	7	1,347,452	2,047,519	2,011,986
2024	7	67,450	98,414	93,765
2025	7	5,425,906	6,214,992	6,126,601
2027	7	401,060	412,766	403,352
2021	8	-	-	2,565
2023	8	1,699,346	2,573,884	2,798,899
2024	8	136,695	203,574	196,932
2025	8	6,193,653	6,364,075	6,340,117
2026	8	694,800	794,458	783,605
2028	8	55,437	56,966	55,702
2021	9	-	-	15,460
2024	9	4,924	9,925	9,347
2025	9	370,344	521,945	507,771
2027	9	89,700	108,281	104,782
2021	10	17,001	53,627	56,608
2022	10	54,143	137,018	128,910
2023	10	688,064	1,399,083	1,318,725
2025	10	284,137	648,320	596,797
2026	10	196,196	351,411	329,699
2027	10	256,243	354,845	338,894
2028	10	248,300	328,932	308,959
2030	10	134,500	146,641	139,596
2031	10	1,363,600	1,365,882	-
2026	11	3,400	5,666	5,477
2027	11	47,046	67,482	65,771
2028	11	74,764	106,839	100,369
Perpetual		10,674,055	10,808,377	9,389,642
Subtotal in Brazil			41,964,421	38,893,288
Overseas:				-
2021	11	-	-	8,539,366
2022	11	5,502,420	5,606,125	5,822,747
Subtotal overseas			5,606,125	14,362,113
Total (1) (2) (3)			47,570,546	53,255,401

(1) It includes the amount of R$25,515,920 thousand (R$26,741,610 thousand on December 31, 2020), refers to subordinated debts recognized as “Eligible Debt Capital Instruments” for regulatory capital purpose – see note 34b;

(2) The information on results is presented on Note 16e, cost for market funding; and

(3) In the first semester of 2021, the subordinated debt issued abroad - Bradesco Grand Cayman - reached the maturity date and was settled for R$8,314,720 thousand.

53

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

b)   Movement of subordinated debts

	R$ thousand
	2021	2020
Opening Balances at the beginning of the year	53,255,401	49,318,063
Issuance	2,747,400	-
Interest	1,056,573	1,341,995
Settlement and interest payments	(8,951,289)	(1,099,682)
Exchange variation	(537,539)	3,988,493
Closing balance on June 30	47,570,546	53,548,869

20)   OTHER FINANCIAL LIABILITIES

	R$ thousand
	On June 30, 2021	On December 31, 2020

Interbank and interdepartmental accounts	38,772,079	36,652,214
Foreign exchange portfolio (Note 11a)	32,998,721	18,757,631
Obligations for operations linked to assignment	5,007,602	6,098,991
Securities trading	5,557,779	5,742,052
Total	82,336,181	67,250,888

21)   PROVISIONS

a)   Other reserves

	R$ thousand
	On June 30, 2021	On December 31, 2020

Provision for contingencies (Note 22b III)	20,991,315	21,310,181
Provision for Financial guarantees provided (I)	2,122,336	2,219,444
Other	5,908,337	6,735,885
Total	29,021,988	30,265,510

I)	Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

	R$ thousand
	On June 30, 2021		On December 31, 2020
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Surety and guarantees in judicial and administrative proceedings of a fiscal nature	35,709,414	(845,704)	36,166,993	(856,200)
Bank sureties	40,369,125	(1,273,993)	43,056,379	(1,353,020)
Others	1,294,170	(2,639)	1,013,324	(10,224)
Total	77,372,709	(2,122,336)	80,236,696	(2,219,444)

54

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

22)   PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I	- Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco’s former employees do not represent individually relevant amounts.

II	- Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the

55

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of interest in executions arising from Public Civil Actions and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III	- Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-	PIS and COFINS – R$2,696,746 thousand (R$2,697,431 thousand in December 2020): claims to calculate and collect contributions to PIS and Cofins only on the sale of goods / rendering of services (billing), excluding from the calculation bases Financial income;

-	Pension Contributions – R$1,725,736 thousand (R$1,660,787 thousand in December 2020): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-	IRPJ/CSLL on losses of credits – R$879,408 thousand (R$1,262,225 thousand in December 2020): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

56

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

-	IRPJ/CSLL on MTM – R$639,418 thousand (R$635,802 thousand in December 2020): IRPJ and CSLL deficiency note related to the exclusions of revenues marking Securities at fair value in 2007; and

-	INSS – Contribution to SAT – R$443,448 thousand (R$440,524 thousand in December 2020): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV	- Provisions by nature

	R$ thousand
	On June 30, 2021	On December 31, 2020
Labor claims	6,451,867	6,472,878
Civil claims	7,563,477	7,591,658
Provision for tax risks	6,975,971	7,245,645
Total (Note 21a)	20,991,315	21,310,181

V	- Changes in provisions – Provision expenses

	R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2020	6,472,878	7,591,658	7,245,645
Adjustment for inflation	380,367	176,947	47,146
Provisions, net of (reversals and write-offs)	426,371	572,340	(309,893)
Payments	(827,749)	(777,468)	(6,927)
Balance on June 30, 2021	6,451,867	7,563,477	6,975,971

c)	Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on June 30, 2021, R$6,754,201 thousand (R$6,718,086 thousand in December 2020) for civil claims and R$29,579,768 thousand (R$28,453,423 thousand in December 2020) for tax proceedings.

The main fiscal proceedings in this category are:

-	IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,514,680 thousand (R$9,431,944 thousand in December 2020): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

-	COFINS – 2001 and 2005 – R$5,438,644 thousand (R$5,353,592 thousand in december 2020): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

-	IRPJ and CSLL – 2006 to 2017 – R$3,143,603 thousand (R$2,970,591 thousand in December 2020), relating to goodwill amortization being disallowed on the acquisition of investments;

57

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

-	Leasing companies’ Tax on Services of any Nature (ISSQN), R$2,635,707 thousand (R$2,485,745 thousand in December 2020) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

-	Social Security Contribution Taxes – 2014 to 2016 – R$2,101,658 thousand (R$2,079,650 thousand in December 2020): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

-	IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,061,577 thousand (R$848,605 thousand in December 2020): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation; and

-	IRPJ and CSLL deficiency note – 2005 to 2016 – R$849,647 thousand (R$834,272 thousand on December 31, 2020): relating to disallowance of expenses with credit losses;

-	PLR - Profit Sharing - Base years from 2009 to 2011 - R $ 499,740 thousand (R$462,516 thousand in December 2020): assessments for the requirement of social security contribution on amounts paid to employees as profit sharing, for alleged disregard of the rules contained in Law No. 10,101 / 00 from acquired companies; and

- PIS and COFINS notifications and disallowances of compensations – R$275,961 thousand (R$274,311 thousand in December 2020): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies.

d)   Other matters

Due to the so-called “Operação Zelotes” (“Zealots Operation”), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco’s Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court, Bradesco is not part of this process.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives.

As a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) promoted an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846, of 2013.

58

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

23)	OTHER LIABILITIES

	R$ thousand
	On June 30, 2021	On December 31, 2020
Sundry creditors	4,772,360	4,973,529
Payment of taxes and other contributions	7,258,070	550,328
Credit card operations	3,262,709	3,337,914
Taxes and contributions payable	2,758,539	2,736,994
Liabilities for acquisition of assets and rights	1,163,923	677,370
Social and statutory	5,383,567	3,646,975
Obligations for quotas of investment funds	2,189,684	2,194,442
Other	8,581,237	8,219,538
Total	35,370,089	26,337,090

24)	SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30, 2021	On December 31, 2020
Common	4,870,579,247	4,435,106,575
Preferred	4,848,500,325	4,435,106,111
Subtotal	9,719,079,572	8,870,212,686
Treasury (common shares) (1) (2)	(5,402,200)	(7,307,259)
Treasury (preferred shares) (1) (2)	(3,845,300)	(27,378,542)
Total outstanding shares	9,709,832,072	8,835,526,885

(1) In the second quarter of 2021, there was a repurchase of shares issued by the Company to be held in treasury and in the first quarter of 2021, the cancellation of all shares held in treasury issued by the Company was approved (item e); and

(2) Includes shares acquired on June 29 and 30, 2021 (ON – 1,365,300 and PN – 1,155,100), with financial settlement in July 2021.

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2020	4,427,799,316	4,407,727,569	8,835,526,885
Increase of capital stock with issuing of shares – bonus of 10% (1)	442,779,931	440,772,756	883,552,687
Acquisition of treasury shares	(5,402,200)	(3,845,300)	(9,247,500)
Number of outstanding shares as at June 30, 2021	4,865,177,047	4,844,655,025	9,709,832,072

(1) It benefited the shareholders registered in the records of Bradesco on April 16, 2021.

In the Special Shareholders’ Meeting of March 10, 2021, the approval was proposed by the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$79,100,000 thousand to R$83,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 883,552,687 new nominative-book entry shares, with no nominal value, whereby 442,779,931 are common and 440,772,756 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

c)	Earnings per share

i.	Basic earnings per share

59

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below. For the purposes of calculating earnings per share, the quantity of shares was adjusted as if the share bonus approvaed on March 10, 2021 had occurred at the beginning of the earliest period presented:

	Six months ended on June 30
	2021 (1)	2020 (1)
Net earnings attributable to the Organization’s common shareholders (R$ thousand)	5,789,074	3,288,180
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	6,337,988	3,599,961
Weighted average number of common shares outstanding (thousands)	4,869,319	4,870,579
Weighted average number of preferred shares outstanding (thousands)	4,847,603	4,848,500
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.19	0.68
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.31	0.74

ii.	Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

d)	Interest on Shareholders’ Equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

At a meeting of the Board of Directors held on June 22, 2021, the Board of Executive Officers' proposal for payment to shareholders of intermediary interest on equity, for the first semester of 2021, in the amount of R$ 5,000,000 thousand, of which R$ $0.490007301 per common share and R$0.539008031 per preferred share, which payment was made on July 12, 2021.

Interest on shareholders’ equity for the first semester of 2021, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	12,127,062
(-) Legal reserve	606,353
Adjusted calculation basis	11,520,709
Monthly and intermediary interest on shareholders’ equity (gross), paid	5,992,025
Withholding income tax on interest on shareholders' equity	(898,804)
Interest on shareholders' equity (net) accumulated on June 30, 2021	5,093,221	44.21
Interest on shareholders' equity (net) accumulated on June 30, 2020	1,963,121	30.00

(1) Percentage of interest on shareholders’ equity/dividends after adjustments.

Interest on shareholders’ equity were paid, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.103499	0.113849	901,886	135,283	766,603
Supplementary interest on shareholders´ equity paid	0.151749	0.166924	1,407,668	211,150	1,196,518
Total accrued on June 30, 2020	0.255248	0.280773	2,309,554	346,433	1,963,121

Monthly interest on shareholders’ equity paid	0.103499	0.113849	992,025	148,804	843,221
Intermediary interest on shareholders’ equity paid (1)	0.490007	0.539008	5,000,000	750,000	4,250,000
Total accrued on June 30, 2021	0.593506	0.652857	5,992,025	898,804	5,093,221

(1) Paid on July 12, 2021.

60

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

e)	Treasury shares

In the Special Shareholders’ Meeting held on March 10, 2021, was approved the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 34,685,801 nominative-book-entry shares, being 7,307,259 common shares and 27,378,542 preferred, without reduction of share capital, approved by Bacen on April 6, 2021.

On April 23, 2021, the Board of Directors decided to revoke the repurchase program of shares issued for treasury and subsequent sale or cancellation, currently in effect, approved on December 23, 2020, which authorized the acquisition of up to 15,000,000 shares and institute a new repurchase program (“new program”) that authorizes Bradesco's Board of Directors to acquire, in the period from April 26, 2021 up to 48,705,792 common shares and up to 48,485,003 preferred shares.

On June 30, 2021, 5,402,200 common shares and 3,845,300 preferred shares remained in treasury, in the amount of R$226,449 thousand. The minimum, average and maximum cost per common share is R$21.89, R$22.91 and R$24.28 and per preferred share is R$25.30, R$26.70 and R$28.31 respectively. The market value of these shares, on June 30, 2021, was R$21.86 per common share and R$25.73 per preferred share.

25)   NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of June 30, 2021, the balance of minority interests in subsidiaries was R$18,675 thousand (R$4,957 thousand on December 31, 2020), represented, basically by Odontoprev.

26)	FEE AND COMMISSION INCOME

	R$ thousand
	Six months ended on June 30
	2021	2020
Credit card income	3,467,826	3,364,786
Checking account	3,942,672	3,902,133
Loans	1,296,244	1,378,580
Collections	863,454	910,174
Consortium management	1,053,244	929,317
Asset management	724,498	800,684
Custody and brokerage services	703,497	644,044
Underwriting/ Financial Advisory Services	644,362	424,123
Payments	220,976	235,573
Other	416,560	300,847
Total	13,333,333	12,890,261

27)   PAYROLL AND RELATED BENEFITS

	R$ thousand
	Six months ended on June 30
	2021	2020
Salaries	4,479,343	4,382,768
Benefits	2,018,738	2,120,998
Social security charges	1,430,847	1,498,718
Employee profit sharing	799,830	634,065
Training	28,073	48,902
Total	8,756,831	8,685,451
61

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

28)   OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	Six months ended on June 30
	2021	2020
Accumulated depreciation and amortization	2,657,568	2,409,182
Outsourced services	2,026,330	2,055,938
Data processing	1,205,223	1,113,812
Rental	856,336	869,327
Communication	614,605	640,639
Asset maintenance	606,884	603,414
Financial system services	512,088	503,549
Security and surveillance	298,718	370,826
Advertising and marketing	337,545	405,973
Transport	310,536	333,260
Asset leases	341,351	384,244
Water, electricity and gas	174,094	193,923
Supplies	48,506	71,026
Travel	11,773	47,229
Other	450,730	517,079
Total	10,452,287	10,519,421

29)	TAX EXPENSES

	R$ thousand
	Six months ended on June 30
	2021	2020
Contribution for Social Security Financing (COFINS)	1,960,448	718,868
Social Integration Program (PIS) contribution	323,793	121,555
Tax on Services (ISSQN)	553,835	536,400
Municipal Real Estate Tax (IPTU) expenses	76,414	85,698
Other	86,033	311,126
Total	3,000,523	1,773,647

30)   OTHER OPERATING INCOME

	R$ thousand
	Six months ended on June 30
	2021	2020
Other interest income	907,583	809,723
Reversal of other operating provisions	1,202,201	1,175,366
Revenues from recovery of charges and expenses	135,072	208,328
Other	853,630	478,683
Total	3,098,486	2,672,100

31)   OTHER OPERATING EXPENSES

	R$ thousand
	Six months ended on June 30
	2021	2020
Other finance costs	269,146	318,946
Sundry losses	191,221	163,029
Discount granted	960,295	1,282,746
Commissions on loans and financing	337,530	227,859
Card marketing expenses	1,441,104	1,547,641
Other	2,727,570	2,672,447
Total	5,926,866	6,212,668
62

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

32)   NON-OPERATING INCOME (LOSS)

	R$ thousand
	Six months ended on June 30
	2021	2020
Gain/loss on sale and write-off of assets and investments	32,610	(39,930)
Recording/reversal of non-operating provisions (1)	(150,307)	(33,949)
Other	24,820	40,161
Total	(92,877)	(33,718)

(1) Includes primarily the provision for devaluation of non-financial assets held for sale.

63

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

33)   RELATED-PARTY TRANSACTIONS

a)	Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,818/20 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousand
	Controlling shareholders (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total
	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020
Assets
Interbank investments	-	-	202,885	186,504	-	-	202,885	186,504
Securities and derivative financial instruments	27,498	62,326	647,926	644,796	-	-	675,424	707,122
Loans and other assets	10	16	7,629,669	1,605,223	172,770	119,659	7,802,449	1,724,898
Liabilities
Demand deposits/Savings accounts	320	164,651	519,986	105,727	22,846	17,685	543,152	288,063
Time deposits	2,291,195	1,289,430	2,721,060	2,869,377	258,399	126,130	5,270,654	4,284,937
Securities sold under agreements to repurchase	92,364	675,893	24,174	247,825	-	-	116,538	923,718
Funds from issuance of securities and subordinated debts	12,680,788	11,480,275	8,822,769	8,741,750	714,180	702,417	22,217,737	20,924,442
Derivative financial instruments	-	32,219	-	2,431	-	-	-	34,650
Interest on own capital payable	1,609,487	1,195,928	-	-	-	-	1,609,487	1,195,928
Other liabilities	-	-	9,868,309	10,834,610	53,028	18,594	9,921,337	10,853,204

	In the six month period ended June 30 - R$ thousand
	Controlling shareholders (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total

	2021	2020	2021	2020	2021	2020	2021	2020
Income from financial intermediation	25,473	56,014	26,454	20,439	-	-	51,927	76,453
Financial intermediation expenses	(242,645)	(311,663)	(195,106)	(464,102)	(14,380)	(18,091)	(452,131)	(793,856)
Income from services provided	97	62	47,198	32,966	103	47	47,398	33,075
Other expenses net of other operating revenues	31,096	27,848	(1,225,612)	(984,633)	(260,153)	(81,747)	(1,454,669)	(1,038,532)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

64

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

b)	Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•	The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•	The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization Bradesco.

For 2021, the maximum amount of R$888,044 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$520,400 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and / or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	R$ thousand
	Six months ended on June 30
	2021	2020
Remuneration and Social Security Contribution to the INSS	391,120	310,695
Total	391,120	310,695

Post-employment benefits

	R$ thousand
	Six months ended on June 30
	2021	2020
Defined contribution supplementary pension plans	204,338	217,734
Total	204,338	217,734

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership	On June 30, 2021	On December 31, 2020

● Common shares	0.33%	0.53%
● Preferred shares	0.80%	0.91%
● Total shares (1)	0.57%	0.72%

(1) On June 30, 2021, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.33% of common shares, 0.84% of preferred shares and 1.58% of all shares (2.65% of common shares, 0.95% of preferred shares and 1.80% of all shares on December 31, 2020).

65

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

34)  RISK AND CAPITAL MANAGEMENT

a)   Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

•	Integrated Risk Management and Capital Allocation Committee, whose purpose is to advise the Board of Directors in the performance of its duties related to the management policies and limits of exposure to risks and ensure within the scope of the Organization compliance with the related processes, policies, related standards and compliance with regulations and legislation applicable to the Organization; and
•	Risk Committee, whose main objective is to evaluate the Organization's risk management framework and, eventually, to propose improvements.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website (bradescori.com.br – Market Information - Risk management).

b)   Capital Management

The Basel Ratio is part of the set of indicators, monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

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Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio (1)	R$ thousand
	Prudential Conglomerate
	On June 30, 2021	On December 31, 2020
Tier I capital	125,012,212	118,281,835
Common equity	115,591,995	108,982,064
Shareholders’ equity	146,488,157	143,702,640
Non-controlling interest / Other	(404,362)	164,088
Prudential adjustments	(30,491,800)	(34,884,664)
Additional capital (1)	9,420,217	9,299,771
Tier II capital (2)	16,095,703	17,441,839
Subordinated debts (Resolution No. 4,192/13)	16,078,980	16,274,254
Subordinated debts (prior to CMN Resolution No. 4,192/13)	16,723	1,167,585
Reference Equity (a)	141,107,915	135,723,674

- Credit risk	799,070,311	779,588,540
- Market risk	18,660,501	14,690,553
- Operational risk	66,907,975	64,413,820
Risk-weighted assets – RWA (b)	884,638,786	858,692,912

Basel ratio (a/b)	16.0%	15.8%
Tier I capital	14.2%	13.8%
- Common equity	13.1%	12.7%
- Additional capital	1.1%	1.1%
Tier II capital	1.8%	2.0%

(1) According to Resolution No. 4,783/20, the minimum required for tier I and common equity are 8.625% and 7.125%, respectively; and

(2) “Eligible Debt Capital Instruments” for regulatory capital purposes referred to Note 19a.

c) Indicator of Global Systemic Importance (IAISG)

According to the Circular Letter No. 3,751/15 and Resolution No. 54/20, Bradesco discloses annually the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important. For more information and details, visit our Investor Relations website (www.bradescori.com.br - Market Information - Risk Management).

d)    Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business

67

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are follows the management of social environmental risks and impacts, climate, employment and working conditions, biodiversity conservation, sustainable management of natural resources, indigenous people and cultural heritage, projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In the first semester of 2021, there was hiring Advisory Service for one (01) Corporate Loan to projects classified under the criteria of the Equator Principles.

e)    Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	R$ thousand
	On June 30, 2021			On December 31, 2020
	Balance	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				-
Cash and due from banks	24,192,876	16,531,944	7,660,932	7,789,263
Financial instruments	1,212,888,753	1,097,409,696	115,479,057	90,136,459
- Interbank investments	116,576,082	113,671,392	2,904,690	1,998,229
- Compulsory deposits with the Brazilian Central Bank	85,377,496	85,313,362	64,134	61,658
- Securities	379,045,089	345,727,274	33,317,815	32,920,582
- Derivative financial instruments	29,747,639	29,626,559	121,080	700,618
- Loans	465,546,707	425,390,526	40,156,181	33,940,017
- Other financial instruments	136,595,740	97,680,583	38,915,157	20,515,355
Leases	2,742,488	2,742,488	-	-
Expected credit loss associated with credit risk	(44,264,515)	(41,983,619)	(2,280,896)	(2,773,441)
- Loans	(41,352,780)	(39,071,904)	(2,280,876)	(2,773,427)
- Leases	(61,280)	(61,280)	-	-
- Other receivables	(2,850,455)	(2,850,435)	(20)	(14)
Deferred tax assets	80,991,346	80,986,684	4,662	24,172
Investments in subsidiaries/affiliates and jointly controlled entities	53,370,882	52,939,178	431,704	461,036
Premises and equipment, net	11,031,793	10,862,467	169,326	175,402
Intangible assets	31,642,774	31,465,210	177,564	175,979
Accumulated depreciation and amortization	(29,149,092)	(28,865,911)	(283,181)	(289,815)
- Premises and equipment	(6,441,419)	(6,304,711)	(136,708)	(140,372)
- Intangible assets	(22,707,673)	(22,561,200)	(146,473)	(149,443)
Other assets	32,520,375	31,918,886	601,489	871,221
Accumulated Impairment of Assets	(3,193,448)	(3,189,070)	(4,378)	(5,441)
Total assets	1,372,774,232	1,250,817,953	121,956,279	96,564,835
				-
Liabilities				-
Deposits and other financial liabilities	1,156,689,690	1,036,416,216	120,273,474	109,794,929
- Deposits from banks	315,905,917	271,488,298	44,417,619	30,144,125
- Deposits from customers	545,993,097	517,881,548	28,111,549	34,241,101
- Securities issued	143,653,201	133,607,453	10,045,748	11,232,513
- Subordinated debts	47,570,546	41,964,421	5,606,125	14,362,114
- Derivative financial instruments	21,230,748	17,716,376	3,514,372	4,556,394
- Other financial liabilities	82,336,181	53,758,120	28,578,061	15,258,682
Provisions	29,021,988	28,829,133	192,855	134,313
- Other reserves	29,021,988	28,829,133	192,855	134,313
68

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

	R$ thousand
	On June 30, 2021			On December 31, 2020
	Balance	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Deferred income tax assets	5,185,633	4,935,617	250,016	321,193
Other liabilities	35,370,089	34,646,347	723,742	980,843
Total liabilities	1,226,267,400	1,104,827,313	121,440,087	111,231,278
				-
Shareholders’ equity				-
Equity attributable to controlling shareholders	146,488,157	146,488,157	-	-
Non-controlling shareholders	18,675	18,675	-	-
Total Shareholders’ equity	146,506,832	146,506,832	-	-
Total Liability and Shareholders’ equity	1,372,774,232	1,251,334,145	121,440,087	111,231,278
Net position of assets and liabilities			516,192	(14,666,443)
Net position of derivatives (2)			(22,286,386)	(4,216,783)
Other net off-balance-sheet accounts (3)			131,820	3,144,242
Net foreign exchange position (passive) (4)			(21,638,374)	(15,738,984)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recognized in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process totaled R$(1,015,750) thousand in the first semester of 2021 (R$23,814,915 thousand in 2020) were recorded in the result. These effects were neutralized by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in Shareholders' Equity in the Balance for Valuation Adjustments.

69

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

II - The statement of financial position by maturity

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets
Cash and due from banks	24,192,876	-	-	-	-	24,192,876
Financial instruments	551,719,844	168,153,099	91,743,951	401,271,859	-	1,212,888,753
- Interbank investments (1)	89,135,462	19,547,884	2,450,828	5,441,908	-	116,576,082
- Compulsory deposits with the Brazilian Central Bank	85,377,496	-	-	-	-	85,377,496
- Securities (1) (2)	243,170,292	26,983,814	9,173,143	99,717,840	-	379,045,089
- Derivative financial instruments (1) (2)	9,212,058	5,084,447	5,266,401	10,184,733	-	29,747,639
- Loans	36,426,337	85,770,930	70,058,616	273,290,824	-	465,546,707
- Other financial instruments	88,398,199	30,766,024	4,794,963	12,636,554	-	136,595,740
Leases	2,742,488	-	-	-	-	2,742,488
Expected credit loss associated with credit risk	(8,897,286)	(7,392,982)	(5,732,187)	(22,242,060)	-	(44,264,515)
- Loans	(7,659,121)	(6,162,096)	(5,415,839)	(22,115,724)	-	(41,352,780)
- Leases	(4,627)	(9,002)	(10,053)	(37,598)	-	(61,280)
- Other receivables	(1,233,538)	(1,221,884)	(306,295)	(88,738)	-	(2,850,455)
Deferred tax assets	43,763	9,010,829	5,649,020	66,287,734	-	80,991,346
Investments in controlled/associates and jointly controlled entities	-	-	-	-	53,370,882	53,370,882
Premises and equipment, net	141,896	709,481	851,377	2,832,890	54,730	4,590,374
Intangible assets	264,227	866,290	994,418	6,632,159	178,007	8,935,101
Other assets	17,448,938	4,727,734	2,546,909	7,796,794	-	32,520,375
Accumulated Impairment of Assets	(3,193,277)	-	-	(171)	-	(3,193,448)
Total on June 30, 2021	584,463,469	176,074,451	96,053,488	462,579,205	53,603,619	1,372,774,232
Total on December 31, 2020	567,994,241	167,773,420	93,469,692	458,832,644	54,464,907	1,342,534,904

Liabilities
Deposits and other financial liabilities	541,123,617	90,951,890	139,354,601	374,451,205	10,808,377	1,156,689,690
- Deposits from banks (1) (3)	256,824,939	26,806,260	13,603,775	18,670,943	-	315,905,917
- Deposits from customers (3)	210,046,494	26,486,501	70,366,955	239,093,147	-	545,993,097
- Securities issued	1,921,396	22,873,381	41,845,686	77,012,738	-	143,653,201
- Subordinated debts	-	53,627	5,655,933	31,052,609	10,808,377	47,570,546
- Derivative financial instruments	11,413,891	1,144,191	4,013,598	4,659,068	-	21,230,748
- Other financial liabilities	60,916,897	13,587,930	3,868,654	3,962,700	-	82,336,181
Provisions	6,655,275	1,164,346	1,437,002	19,765,365	-	29,021,988
- Other reserves	6,655,275	1,164,346	1,437,002	19,765,365	-	29,021,988
Deferred income tax assets	45,467	5,686	40,674	5,093,806	-	5,185,633
70

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Other liabilities	33,359,541	356,407	465,647	1,188,494	-	35,370,089

Shareholders’ equity
Equity attributable to controlling shareholders	-	-	-	-	146,488,157	146,488,157
Non-controlling shareholders	-	-	-	-	18,675	18,675
Total Shareholders’ equity	-	-	-	-	146,506,832	146,506,832
Total on June 30, 2021	581,183,900	92,478,329	141,297,924	400,498,870	157,315,209	1,372,774,232
Total on December 31, 2020	548,294,619	119,439,238	105,071,542	416,632,266	153,097,239	1,342,534,904

Net assets accumulated on June 30, 2021	3,279,569	86,875,691	41,631,255	103,711,590
Net assets accumulated on December 31, 2020	19,699,622	68,033,805	56,431,955	98,632,333

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

71

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

35)	EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as Health Plan of Lloyds employees.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made in the first semester of 2021, were R$407,185 thousand (R$419,188 thousand in 2020).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and administrators other benefits, including: health insurance, dental assistance, life and personal accident insurance and

72

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

professional training, the amount of which, including the aforementioned contributions, totaled, in the first semester of 2021, the amount of R$2,046,810 thousand (R$2,169,900 thousand in 2020).

36)	INCOME TAX AND SOCIAL CONTRIBUTION

a)	Calculation of income tax and social contribution charges

	R$ thousand
	Six months ended on June 30
	2021	2020
Income before income tax and social contribution	16,942,717	(11,496,505)
Total burden of income tax and social contribution at the current rates	(7,624,223)	5,173,427
Effect on the tax calculation:
Earnings of Associates and Subsidiaries	751,755	11,981,390
Net non-deductible expenses of non-taxable income	118,381	(4,010)
Interest on shareholders’ equity (paid and payable)	1,382,410	1,039,299
Other amounts (1)	568,179	202,149
Income tax and social contribution for the period	(4,803,498)	18,392,255

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of non-bank financial companies and insurance companies, starting in 2020, and of non-financial companies, in relation to that shown; and (iii) incentive deductions.

b)	Breakdown of income tax and social contribution in the statement of income

	R$ thousand
	Six months ended on June 30
	2021	2020
Current taxes:
Income tax and social contribution payable	(2,494,037)	(1,179,531)
Deferred taxes:
Constitution/realization in the period on temporary additions and exclusions	(1,489,594)	3,472,864
Use of opening balances of:
Social contribution loss	(394,678)	(24,581)
Income tax loss	(501,036)	(31,364)
Constitution in the period of:
Social contribution loss	29,366	7,178,400
Income tax loss	46,481	8,976,467
Total deferred tax expense	(2,309,461)	19,571,786
Income tax and social contribution for the period	(4,803,498)	18,392,255

c)	Deferred income tax and social contribution

	R$ thousand
	Balance on December 31, 2020	Amount recorded	Realized / Decrease	Balance on June 30, 2021

Allowance for loan losses	44,068,304	3,730,679	(4,234,672)	43,564,311
Civil provisions	3,407,997	125,454	(138,450)	3,395,001
Tax provisions	2,989,560	52,295	(93,735)	2,948,120
Labor provisions	2,911,167	279,218	(288,573)	2,901,812
Impairment of securities and investments	3,279,002	174,057	(122,990)	3,330,069
Non-financial assets held for sale	850,483	111,666	(105,330)	856,819
Fair value adjustment of trading securities and derivatives	975,563	96,035	(132,936)	938,662
Amortization of goodwill	312,984	12,456	(5,574)	319,866
Other	4,846,540	578,879	(987,893)	4,437,526
Total deductible taxes on temporary differences	63,641,600	5,160,739	(6,110,153)	62,692,186
Income tax and social contribution losses in Brazil and overseas	18,422,330	75,847	(895,714)	17,602,463
Subtotal	82,063,930	5,236,586	(7,005,867)	80,294,649
Adjustment to fair value of available-for-sale securities	38,578	658,826	(707)	696,697
73

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

	R$ thousand
	Balance on December 31, 2020	Amount recorded	Realized / Decrease	Balance on June 30, 2021

Total deferred tax assets (Note 3f)	82,102,508	5,895,412	(7,006,574)	80,991,346
Deferred tax liabilities (Note 35e)	4,144,164	1,424,494	(383,025)	5,185,633
Deferred tax assets, net of deferred tax liabilities	77,958,344	4,470,918	(6,623,549)	75,805,713

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On June 30, 2021, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$10,836 thousand (R$10,613 thousand in December 2020), which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

On March 1, 2021, the Constitution Amendment No. 1,034 ("MP") was published and converted into Law No. 14,183, on July 14, 2021. The Amendment increases the Social Contribution rates on Net Income - CSLL for financial, insurance and cooperatives services by five percent, for the period from July 1 to December 31, 2021.

Considering management assessment of the aforementioned Law did not generate significant impacts on the Financial Statements for June 2021 and, considering the short period of validity of the increase in the rate, the Organization, assessed, also that is not expected material impacts on the Financial Statements relating to the second half of 2021.

d)	Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2021	5,544,543	4,391,168	21,945	17,687	9,975,343
2022	8,969,952	7,150,630	122,046	98,234	16,340,862
2023	8,572,757	6,810,733	169,936	141,011	15,694,437
2024	7,781,494	6,201,730	74,556	81,764	14,139,544
2025	2,894,133	2,289,698	1,484,029	1,235,000	7,902,860
2026	1,018,126	807,725	2,053,767	1,715,993	5,595,611
2027	138,573	109,214	2,278,179	1,895,952	4,421,918
2028	6,237	4,989	2,213,982	1,830,447	4,055,655
2029	269	215	839,297	1,328,638	2,168,419
Total	34,926,084	27,766,102	9,257,737	8,344,726	80,294,649

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On June 30, 2021, the present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$74,695,153 thousand (R$77,862,336 thousand in December 2020), of which: R$59,647,219 thousand (R$61,355,105 thousand in December 2020) relates to temporary differences and R$15,047,934 thousand (R$16,507,231 thousand in December 2020) to tax losses and negative basis of social contribution.

74

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

e)	Deferred tax liabilities

	R$ thousand
	Balance on December 31, 2020	Amount recorded	Realized/Decrease	Balance on June 30, 2021
Fair value adjustment to securities and derivative financial instruments	687,135	390,961	-	1,078,096
Difference in depreciation	232,849	5,989	(8)	238,830
Judicial deposit	2,003,189	71,318	(36,587)	2,037,920
Other	767,841	141,315	(32,808)	876,348
Total deferred liabilities on temporary exclusions	3,691,014	609,583	(69,403)	4,231,194
Adjustment to fair value of available-for-sale securities	453,150	814,911	(313,622)	954,439
Total deferred tax expense (Note 36c)	4,144,164	1,424,494	(383,025)	5,185,633

37)	OTHER INFORMATION

a)       Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

	R$ thousand
	On June 30, 2021		On December 31, 2020

	Book value	Fair Value	Book value	Fair Value
Assets
Interbank investments	116,576,082	116,599,294	190,604,202	190,653,041
Compulsory deposits with the Brazilian Central Bank	85,377,496	85,377,496	83,757,533	83,757,533
Securities:
- Trading securities	61,390,747	61,390,747	54,486,599	54,486,599
- Available-for-sale securities	252,352,081	252,352,081	208,948,127	208,948,127
- Held-to-maturity securities	65,302,261	64,595,437	65,269,589	67,184,763
Derivative financial instruments	29,747,639	29,747,639	23,905,679	23,905,679
Loans (1)	545,456,243	550,563,966	509,329,055	513,941,797
Other financial instruments	76,285,823	76,285,823	57,540,757	57,450,757
Liabilities
Deposits from banks	315,905,917	316,141,843	297,754,653	297,715,281
Deposits from customers	545,993,097	546,160,811	548,238,035	548,286,913
Securities issued	143,653,201	137,207,199	153,764,739	152,849,637
Subordinated debt	47,570,546	48,456,706	53,255,401	54,201,259
Derivative financial instruments	21,230,748	21,230,748	17,816,827	17,816,827
Other financial liabilities	65,479,050	65,479,050	67,250,888	69,770,927

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

•               Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•               Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level

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Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•               Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 2% and 7%.

To fair value securities which have no consistent, regularly updated, public price source, Bradesco uses models defined by the Fair Value Commission and documented in the fair value manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of assets at fair value, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

	R$ thousand
	On June 30, 2021				On December 31, 2020
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	53,567,268	7,420,073	403,406	61,390,747	47,058,649	7,108,516	319,434	54,486,599
Financial treasury bills	15,564,512	-	-	15,564,512	14,038,511	-	-	14,038,511
National treasury notes	13,403,633	5,975,132	-	19,378,765	16,472,705	6,345,101	-	22,817,806
Financial bills	-	391,083	-	391,083	-	242,524	-	242,524
National treasury bills	16,265,281	-	-	16,265,281	9,182,993	-	-	9,182,993
Debentures	144,960	556,066	149,303	850,329	180,311	479,006	174,753	834,070
Brazilian foreign debt securities	254,716	-	-	254,716	725,515	-	-	725,515
Other	7,934,166	497,792	254,103	8,686,061	6,458,614	41,885	144,681	6,645,180
Derivatives	101,606	9,161,687	(746,402)	8,516,891	58,389	6,257,640	(227,177)	6,088,852
Derivative financial instruments (assets)	113,389	29,554,796	79,454	29,747,639	98,393	23,787,991	19,295	23,905,679
Derivative financial instruments (liabilities)	(11,783)	(20,393,109)	(825,856)	(21,230,748)	(40,004)	(17,530,351)	(246,472)	(17,816,827)
Available-for-sale securities	168,085,798	73,675,983	10,590,300	252,352,081	130,216,973	68,185,691	10,545,463	208,948,127
National treasury notes	16,972,833	-	-	16,972,833	28,820,737	-	-	28,820,737
Debentures	6,879,154	50,070,062	9,525,259	66,474,475	6,302,933	48,378,732	9,577,824	64,259,489
National treasury bills	84,468,920	-	-	84,468,920	65,371,659	-	-	65,371,659
Shares	1,331,442	2,607,658	1,362	3,940,462	2,296,700	1,104,155	1,362	3,402,217
Foreign government bonds	8,350,465	-	-	8,350,465	6,508,218	-	-	6,508,218
Foreign corporate securities	6,093,957	-	-	6,093,957	6,653,994	-	-	6,653,994
Promissory Notes	-	3,731,145	-	3,731,145	-	7,167,074	-	7,167,074
Certificates of real estate receivables	-	1,621,945	119,268	1,741,213	-	1,567,572	119,124	1,686,696
Other	43,989,027	15,645,173	944,411	60,578,611	14,262,732	9,968,158	847,153	25,078,043
Total	221,754,672	90,257,743	10,247,304	322,259,719	177,334,011	81,551,847	10,637,720	269,523,578
Public	196,563,325	5,975,132	28,180	202,566,637	153,108,209	6,345,101	30,466	159,483,776
Private	25,191,347	84,282,611	10,219,124	119,693,082	24,225,802	75,206,746	10,607,254	110,039,802
76

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Derivative Assets and Liabilities

The Organization’s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued based using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousand
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on December 31, 2020	319,434	19,295	(246,472)	10,545,463	10,637,720
Recognized in income	93,762	-	-	81,650	175,412
Recognized in other comprehensive income	-	-	-	416,576	416,576
Acquisitions	105	60,159	(579,384)	619,643	100,523
Disposals	(9,895)	-	-	(1,183,598)	(1,193,493)
Maturities	-	-	-	(59,646)	(59,646)
Transfer to other levels (1)	-	-	-	170,212	170,212
Balance on June 30, 2021	403,406	79,454	(825,856)	10,590,300	10,247,304
77

Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

	Scenarios	R$ thousand
		On June 30, 2021		On December 31, 2020
		Impact on income	Impact on shareholders’ equity	Impact on income	Impact on shareholders’ equity
Interest rate in Reais	1	(12)	(77)	(25)	(177)
	2	(2,346)	(15,485)	(3,672)	(29,423)
	3	(4,437)	(28,794)	(6,971)	(59,072)
Price indexes	1	(4)	-	(4)	-
	2	(218)	-	(83)	-
	3	(433)	(1)	(165)	-
Exchange coupon	1	-	-	-	-
	2	-	(3)	-	(8)
	3	-	(5)	-	(17)
Foreign currency	1	-	(23)	-	(22)
	2	-	(566)	-	(608)
	3	-	(1,132)	-	(1,216)
Equities	1	(1,397)	(7)	(671)	(7)
	2	(34,924)	(187)	(15,373)	(187)
	3	(69,848)	(375)	(33,542)	(375)

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.98, a scenario of R$5.03 was applied, while for a 1-year fixed interest rate of 6.58%, a scenario of 6.59% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.98, a scenario of R$6.23 was applied, while for a 1-year fixed interest rate of 6.58%, a 8.23% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$4.98 a scenario of R$7.47 was applied, while for a 1-year fixed interest rate of 6.58%, a 9.88% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

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Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

	R$ thousand
	On June 30, 2021					On December 31, 2020
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets
Interbank investments	-	116,599,294	-	116,599,294	116,576,082	-	190,653,041	-	190,653,041	190,604,202
Securities held to maturity	58,568,784	5,788,939	237,714	64,595,437	65,302,261	60,391,701	6,557,341	235,721	67,184,763	65,269,589
Loans	-	-	550,563,966	550,563,966	545,456,243	-	-	513,941,797	513,941,797	509,329,055
Liabilities
Deposits from banks	-	-	316,141,843	316,141,843	315,905,917	-	-	297,715,281	297,715,281	297,754,653
Deposits from customers	-	-	546,160,811	546,160,811	545,993,097	-	-	548,286,913	548,286,913	548,238,035
Securities issued	-	-	137,207,199	137,207,199	143,653,201	-	-	152,849,637	152,849,637	153,764,739
Subordinated debt	-	-	48,456,706	48,456,706	47,570,546	-	-	54,201,259	54,201,259	53,255,401

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3(d). See Note 8b (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

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Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued: The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b)    Recurring and non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and Bradesco Organization's policy for evaluating and measuring non-recurring events, we present below the recurring and non-recurring net income for the periods:

Our consolidated net income in the six months ended on June 30, 2021, was R$12,127 million, the recurring net income was R$12,834 million and the non-recurring net income was R$(707) million, which is not expected to occur in future years, below we detail:

Non-recurring events in the six months ended on June 30, 2021: i. Amortization of Goodwill - R$(701) million: Amortization of goodwill due to expected future profitability, related to the atypical acquisition for the Organization's businesses considering the history of other acquisitions of the Organization, where we do not expect to have these effects beyond the next two years; and ii. Others – R$(6) million.

Our net income in the six months ended on June 30, 2020 was R$6,888 million, the recurring net income was R$7,626 million and the non-recurring net income was R$(738) million, net of taxes, below we detail:

Non-recurring event in the six months ended on June 30, 2020: i. Amortization of Goodwill - R$(738) million: Amortization of goodwill for expected future profitability, related to the atypical acquisition considering the history of other acquisitions of the Organization.

c)    Investment funds

The Organization manages investment funds and portfolios with net assets which, on June 30, 2021, amounted to R$1,082,126,243 thousand (R$1,023,287,047 thousand in December 2020).

d)    Private Social Investment

During the first semester of 2021, the Private Social Investments made by Bradesco and other companies in the Prudential Conglomerate amounted to R$30,631 thousand (R$102,734 thousand in 2020).

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Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

e)    Consortium funds

	R$ thousand
	On June 30, 2021	On December 31, 2020
Monthly estimate of funds receivable from consortium members	685,828	639,242
Contributions payable by the group	38,842,497	35,489,135
Consortium members - assets to be included	34,321,525	31,182,122
Credits available to consortium members	7,329,511	7,069,000

	In units
	On June 30, 2021	On December 31, 2020
Number of groups managed	3,439	3,436
Quantity of assets pending delivery	142,152	144,368
Quantity of total delivered assets	2,166,000	2,211,946
Quantity of total active consortium members	1,510,771	1,529,142
Quantity of total dropouts and cancellations	1,463,171	1,457,884
Default rate	3.43%	3.38%

	In units
	Six months ended on June 30
	2021	2020
Quantity of assets delivered in the semester	103,953	122,176
Quantity of active consortium members in the semester	144,478	180,390
Quantity of dropouts and cancellations in the semester	143,876	167,085

f)     In 2021, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits

BCB RESOLUTION No. 21, OF OCTOBER 2, 2020 (Revoked)

It will be applied on the base of the compulsory deposit at a rate of:

I- 17% until the period of calculation which starts on March 15, 2021 and ends on March 19, 2021.

II- 20% from the calculation period which starts on March 22, 2021 and ends on March 26, 2021.

BCB Resolution No. 78, of March 10, 2021

It will be applied on the base of the compulsory deposit at a rate of:

I- 17% until the period of calculation which starts on November 22, 2021 and ends on November 26, 2021, with adjustment on December 6, 2021.

II- 20% from the calculation period which starts on November 29, 2021 and ends on December 6, 2021, with adjustment on December 13, 2021

g)    Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

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Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as interest rate changes, the National Monetary Council and the Federal Government approved, in extraordinary meetings, diverse measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The Executive and Legislative Powers acted to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Below we highlight the main items of our statement of financial position which may potentially be impacted:

•	Financial instruments: whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
•	Loans: there was a worsening of the economic situation, as well as the updating of prospective scenarios in order to capture the current and future events resulting from the pandemic, increasing the risk of credit operations, resulting in a migration between credit ratings and, consequently, a higher level provisioning;
•	Deferred tax assets: whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
•	Intangible assets: may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
•	Funding: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
•	Technical provisions of insurance and pension resources: that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
•	Civil and labor provisions: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Bradesco's Crisis Committee continues to assess the pandemic scenario and report to the Board of Directors, regarding the assessments of the evolution of the pandemic and its reflexes in our operations and society. In addition, we have a Segment Governance meeting - Covid, which plays an important role in verifying various points and the scope of these actions in the Organization. We remain with the Business Continuity Plan (PCN) active, prioritizing remote work in administrative centers and maintaining the rotation of employees from the branch network. Faced with the context of the pandemic, the Organization continues to strengthen its mentality towards the digital environment in a consistent and timely manner, with the aim of minimizing the impacts involved.

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Consolidated Financial Statement of the Prudential Conglomerate Financial Statements

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were imaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, part of the impact of the pandemic is already reflected in the level of provisioning, however your duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

h)	On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of: (i) 50%, in 2021; and (ii) 100%, from the fiscal year of 2022.

Marcelo da Silva Rego
Accountant - CRC 1SP301478/O-1

83

Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

To

Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco - SP

Opinion

We have audited the consolidated financial statements of the Prudential Conglomerate of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated balance sheet as of June 30, 2021 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended, as well as the related explanatory notes, including a summary of the main accounting policies. These special purpose financial statements have been prepared in accordance with specific procedures established by Resolution 4280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note 2 – Presentation of the financial statements.

In our opinion, the accompanying consolidated financial statements of the Prudential Conglomerate present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Banco Bradesco S.A. as of June 30, 2021, the consolidated performance of its operations and its respective consolidated cash flows, for the for the six-month period then ended, in accordance with Resolution 4280/13 of CMN, and supplementary regulations of Central Bank of Brazil (BACEN), for the preparation of special purpose consolidated financial statements, as described in the note 2 to financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the “The Auditors’ responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

We draw attention to note 2 to the consolidated financial statements that disclose that the consolidated financial statements of the Prudential Conglomerate of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution 4280/13 of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes. Our opinion is not modified in relation to this topic.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current period. These matters were treated in the context of our audit of the consolidated financial statements of the Prudential Conglomerate as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

Evaluation of the measurement of the allowance for loan losses

As disclosed in notes 3e and 10, Bradesco recorded a provision of R$ 44,264,515 thousand for allowance for loan losses (which comprise loans, leasing, advances on foreign exchange contracts and other receivables with credit characteristics) as of June 30, 2021.

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Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

To determine the allowance for loan losses, Bradesco classifies credit operations in nine risk levels ("ratings"), taking into account factors and assumptions of customers and operations, such as economic and financial situation, indebtedness level, economic sector, collateral characteristics, late payments and other factors and assumptions provided for in CMN Resolution No. 2,682/99, with “AA” being the minimum risk and “H” being the maximum risk, applying the respective loss percentages established in such Resolution for each risk level.

Additionally, Bradesco complements its estimates (supplementary provision) through internal evaluation based on statistical models that capture historical and prospective information, in order to reflect its expected losses in different economic scenarios (positive, expected and adverse).

We consider the measurement of the allowance for loan losses as a key audit matter, due to the significant judgment, accentuated by the effects of the current economic situation resulting from the Covid-19 pandemic, involved in the assessment of the assumptions used in the classification of loans operations and in determining the supplementary provision.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the processes of (i) development, approval and application of internal methodologies for assessing risk levels ("ratings") of clients that support the classification of operations; (ii) the definition, approval and application of the main assumptions used in assigning the ratings, including those related to the individual review of the credit risk analysis and the governance established for the respective approval.

Additionally, for individually assessed clients, we analyze, based on sampling (by statistical criteria and specific items), the data that support the definition and review of customer ratings by Bradesco, such as the loan proposal, financial and registration information, restructuring operational and / or financial, guarantees and judicial reorganization plan, verifying the adherence of this rating assignment in relation to Bradesco's internal policies. For massively assessed clients, we tested the allocation of provisioning percentages according to the internal methodologies for assessing the risk levels of each client. We also evaluated the methodologies and assumptions used to determine the supplementary provision, which include Bradesco's assessment of the impacts generated by the Covid-19 pandemic, such as increased delinquency in certain sectors, increase in the unemployment rate, among others.

We analyzed, by statistical sampling, the arithmetic calculation of the allowance for loan losses, considering the assessment of compliance with the requirements established by CMN Resolution No. 2,682/99, as minimum ratings in relation to days past due, assigning the worst rating for the same economic group and maintenance of the previous rating for cases of renegotiation / loan recovery. We also evaluated the disclosures made in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the allowance for loan losses adequate, in the context of the consolidated financial statements taken as a whole for the six-month period ended June 30, 2021.

Evaluation of the measurement of securities of private issuers

As mentioned in notes 3d, 8 e 3a to the consolidated financial statements, the amount of securities of private issuers is R$ 116,979,235 thousand, which includes securities measured at market value, whose prices or market parameters are not observable (levels 2 and 3 of the fair value hierarchy).

The determination of the market values of securities of private issuers, whose prices or market parameters are not observable, is subject to a greater level of uncertainty, as Bradesco makes significant judgments in determining the methods and assumptions used, such as interest rates and credit spreads. The securities of private issuers classified in the categories “Available for sale” and “Held to maturity” are also evaluated for

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Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

indications of evidence of impairment, which also involves a high level of judgment in their determination considering the methodologies and assumptions used, such as assessing credit risk and guarantees.

We consider the measurement of market value and the evaluation of indicative of impairment of securities of private issuers as a significant matter for our audit, due to the degree of judgment, accentuated by the current economic scenario of pandemic due to the Covid-19, involved in determining the methods and assumptions used.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the processes of (i) defining, approving and applying the models used to measure the market value of securities of private issuers; (ii) capture of relevant data to measure the market value; (iii) evaluation of adherence to the calculations of the market value of certain financial instruments by independent department; (iv) definition and application of the assumptions used in the evaluation of the indicative of impairment of the securities of private issuers, such as the credit risk of the counterparty and the evaluation of guarantees.

For a statistical sample of securities of private issuers, whose parameters for measuring market value are not observable, we evaluated, with the involvement of our pricing professionals of financial instruments with knowledge and experience in the sector, the models developed by Bradesco for the determination of market values, through the use of independent parameters.

Additionally, based on sampling (by statistical criteria and specific items), we evaluate the assumptions considered in the analysis of the credit spread used in the pricing of certain financial instruments of private issuers, as well as those considered in the evaluation of the indicative and in the measurement of impairment, including the possible effects linked to the new pandemic scenario due to Covid-19, such as the increase in defaults in certain sectors, increase in the unemployment rate, among others.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of securities of private issuers, in the context of the consolidated financial statements taken as a whole for the six-month period ended June 30, 2021.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - Tax, civil and labor

As described in notes 3m and 22, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, with the respective provisions recorded in the consolidated financial statements in the amounts of R$ 6,975,971 thousand, R$ 7,563,477 thousand and R$ 6,451,867 thousand, respectively.

For certain tax and civil lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and property damage, relating to banking products and services, insertion of information about debtors in the credit restrictions register, monetary correction adjustments of the balances savings accounts due to the implementation of economic plans by the Federal Government, and some other specific civil actions, it took significant judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, Bradesco used a model, based on data from similar lawsuits closed, segregating the lawsuits in relation to the entry date versus the date of implementation of the labor reform, calculating the average loss for each group of lawsuits.

We consider the uncertainty measurement of provisions and the disclosure of contingent liabilities as a key audit matter.

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Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated an d manual, related to the evaluation and measurement of the provisions and disclosures of contingent liabilities, including controls related to (i) the evaluation of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) evaluation of the models and assumptions used to measure the provision and contingent labor liabilities.

For certain civil and tax lawsuits, we analyze the recognized provisions and the amounts disclosed, considering the assessment of internal and external legal advisors, as well as historical data and information/jurisprudence related to the lawsuits in question and other similar processes. We involved our tax professionals with knowledge and experience in the sector who assisted us in the assessment of certain tax processes in relation to technical merits and the supporting documentation for Bradesco's assessment of the likelihood and estimate of loss.

We obtained and evaluated the confirmation received directly from Bradesco's external legal advisors for tax lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of the loss, as well as assessments of the likelihood of loss and risk measurement received from internal legal advisors. for certain civil processes. We compared these assessments and estimates with those used by Bradesco and assessed the adequacy of the disclosures related to civil and tax contingencies in relation to these matters.

For labor claims, the main procedures comprised: (i) evaluation of the model used by Bradesco, through the analysis of different simulated scenarios, comparing with the results obtained by the Bradesco model; (ii) analysis of the segregations used in the models, by the nature of the processes, including the time of entry and the author's characteristics; (iii) test on the mathematical precision of the calculations made by Bradesco to determine the provision for labor claims based on the loss history of the last years in similar cases.

We also evaluated for tax, civil and labor claims, the sufficiency of the provision through the history of disbursement in relation to the respective provision amounts, intensifying the analyzes in relation to the understanding of specific cases that have diverged from the average of historical disbursements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities adequate, in the context of the consolidated financial statements taken as a whole for the six-month period ended on June 30, 2021.

Assessment of the recoverability of deferred tax assets

The consolidated financial statements include assets related to deferred tax assets in the amount of R$ 80,991,346 thousand (notes 3f and 36c) whose realization is based on estimates of future profitability.

These projections are based on the business plans and budgets prepared by Bradesco and require the adoption of a series of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as interest rates, foreign exchange rates and applicable tax rates, could have a significant impact on projections and, consequently, on the recoverability of deferred tax assets.

We consider the assessment of the recoverability of deferred tax assets as a key audit matter due to the degree of judgment necessary to evaluate the projections of future taxable profits and the main underlying key assumptions, especially accentuated of possible effects on the economic situation resulting from the Covid-19 pandemic.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below:

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Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

We tested the design and operational effectiveness of certain internal controls over the Bradesco process to assess the recoverability of deferred tax assets, including controls related to the development and approval of key assumptions for the budget and the final projections of taxable profits by Bradesco.

We involved our corporate finance professionals with knowledge and experience in the sector who assisted us on the assessment of assumptions, including growth rates for the main business lines, future interest rates, foreign exchange rates and applicable tax rates underlying Bradesco's projections of future taxable profits, including the possible effects on its projections of future taxable profits linked to the current economic situation resulting from the Covid-19 pandemic.

In addition, we tested the mathematical calculations included in the technical study of realization of the respective deferred tax assets and the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the assessment of recoverability of deferred tax assets in the context of the consolidated financial statements taken as a whole for the six-month period ended on June 30, 2021.

Evaluation of the impairment testing of intangible assets

As mentioned in notes 3i, 3k and 14, the consolidated financial statements include intangible assets, which comprise goodwill on the acquisition of investments in the amount of R$ 3,993,561 thousand and other intangible assets in the amount of R$ 3,619,084 thousand.

Bradesco performs impairment tests at least annually or when there are events or circumstances that indicate that the book value may not be recoverable. As part of the impairment test of these assets, Bradesco estimated recoverable amounts of the relevant “CGU” Cash Generating Units and investments based on the present value of future cash flows. Future cash flow projections consider business plans and budgets and require a series of business and economic assumptions.

We consider the evaluation of the impairment testing of intangible assets as a key audit matter, due to the high degree of subjectivity, especially accentuated by the current social and economic scenario resulting from the pandemic state due to Covid-19, in determining significant assumptions, including the growth rates for different businesses, revenue and expense flows, and the discount rates used.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls over Bradesco's analysis of the impairment testing of intangible assets, including controls related to (i) review of the budget process; (ii) the development, review and approval of the key assumptions used in the analysis, such as growth rates and discount rates; and (iii) independent review of the calculation methodology to perform the impairment test.

We involve our corporate finance professionals with knowledge and experience in the sector who assisted us in: (i) evaluating the assumptions used, such as growth rates used for different businesses, estimated revenue and expense flows, comparing them with information obtained from internal and external sources, including the possible effects on the premises generated by the current social and economic scenario resulting from the pandemic state due to Covid-19; (ii) evaluation of the discount rates used in the impairment test, comparing them with the discount rate ranges that were developed independently, using public market data available to comparable entities; (iii) evaluation of the adherence of the revised projections in relation to the realized cash flows; and (iv) evaluation of the mathematical precision of certain stages of the calculation of the present value.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements in relation to this matter.

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Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets adequate in the context of the consolidated financial statements taken as a whole for the six-month period ended June 30, 2021.

Application controls and general information technology controls

Bradesco's technology environment has processes for managing access and changes in systems and applications, for developing new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict and/or revoke the respective accesses to this environment aim to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to ensure the integrity of financial information and accounting records.

We consider this area as significant for our audit due to Bradesco's high dependence on its technology systems, the high volume of transactions processed daily, and the importance of access controls and change management in its systems and applications to plan the nature, timing and extent of our audit procedures.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

With the assistance of our information technology professionals with experience and knowledge in the sector, we performed the following procedures:

(i)	We tested the design and operational effectiveness of certain key access controls, such as authorizing new users, revoking disconnected users and reviewing active users;

(ii)	We carry out tests, based on sampling, since we plan to rely on specific information, on information extracted from certain systems, considered relevant for the purposes of preparing the consolidated financial statements;

(iii)	In areas where, in our judgment, there is a high dependence on information technology, our tests also included the assessment of password policies, security settings and controls on developments and changes in systems and applications;

(iv)	When we identify key internal controls for the financial reporting process and other relevant processes that are fully automated or with any component dependent on systems and applications, we test the design and operational effectiveness of these controls.

The evidence obtained through the procedures summarized above allowed us to consider application controls and general information technology controls to plan the nature, timing and extent of our audit procedures in the context of the consolidated financial statements taken as whole for the six-month period ended June 30, 2021.

Other matters

Bradesco prepared a set of general-purpose consolidated financial statements for six month period ended June 30, 2021, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an audit report without modifications dated August 03, 2021.

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Consolidated Financial Statement of the Prudential Conglomerate Independent Auditors’ Report

Statement of added value

The consolidated statement of added value for the six-month period ended June 30, 2021, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the special purpose required by Resolution 4,280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements of the Prudential Conglomerate of Bradesco. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements of Prudential Conglomerate and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements of Prudential Conglomerate taken as a whole.

Responsibilities of management and those in charge with governance for the consolidated financial statements of the Prudential Conglomerate

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with the Resolution 4280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements of the Prudential Conglomerate that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements of the Prudential Conglomerate, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process in preparing the consolidated financial statements of the Prudential Conglomerate.

Auditors’ responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared by the management in accordance with Resolution 4280/13 of CMN, and supplementary regulations of BACEN, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements of Prudential Conglomerate.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, taking into account NBC TA 800 (Special Conditions - Auditing of Financial Statements according to Special Purpose Accounting Structures), we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.
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•	Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•	Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements of Prudential Conglomerate, including the disclosures and whether the consolidated financial statements of Prudential Conglomerate represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements of Prudential Conglomerate. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, August 26, 2021

KPMG Auditores Independentes

CRC 2SP-028567/F

Original report in Portuguese signed by

Cláudio Rogélio Sertório

Contador CRC 1SP212059/O-0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 27, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.